FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original

Previously Issued in Portuguese)

Companhia Brasileira de Distribuição and subsidiaries

Individual and Consolidated Interim Financial Information for the Quarter Ended March 31, 2015 and Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2015, which comprises the balance sheet as of March 31, 2015 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA) for the three-month period ended March 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil

São Paulo, May 7, 2015

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Company Information
Capital Composition	2
Cash Dividends	3
Individual Interim Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	7
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
1/1/2015 to 3/31/2015	10
1/1/2014 to 3/31/2014	11
Statement of Value Added	12
Consolidated Interim Financial Information
Balance Sheet – Assets	13
Balance Sheet – Liabilities	14
Statement of Income	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2015 to 3/31/2015	19
1/1/2014 to 3/31/2014	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	46
Other information deemed as relevant by the Company	104

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 03/31/2015
Share Capital
Common	99,680
Preferred	165,635
Total	265,315
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Commom	-	0.68899
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Preferred	-	0.75789
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Commom	-	0.13636
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Preferred	-	0.15000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
1	Total Assets	22,581,000	23,226,000
1.01	Current Assets	5,286,000	6,118,000
1.01.01	Cash and Cash Equivalents	1,985,000	2,923,000
1.01.03	Accounts Receivable	302,000	380,000
1.01.03.01	Trade Receivables	239,000	305,000
1.01.03.02	Other Receivables	63,000	75,000
1.01.04	Inventories	2,564,000	2,487,000
1.01.06	Recoverable Taxes	125,000	105,000
1.01.06.01	Current Recoverable Taxes	125,000	105,000
1.01.07	Prepaid Expenses	125,000	41,000
1.01.08	Other Current Assets	185,000	182,000
1.01.08.01	Noncurrent Assets Held for Sales	2,000	2,000
1.01.08.03	Other	183,000	180,000
1.02	Noncurrent Assets	17,295,000	17,108,000
1.02.01	Long-term Assets	1,375,000	1,373,000
1.02.01.03	Accounts Receivable	80,000	82,000
1.02.01.03.02	Other Receivables	80,000	82,000
1.02.01.06	Deferred Taxes	39,000	56,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	39,000	56,000
1.02.01.07	Prepaid Expenses	23,000	25,000
1.02.01.08	Receivables from Related Parties	355,000	398,000
1.02.01.08.01	Receivables from Associates	2,000	-
1.02.01.08.02	Receivables from Subsidiaries	312,000	358,000
1.02.01.08.04	Receivables from Other Related Parties	41,000	40,000
1.02.01.09	Other Noncurrent Assets	878,000	812,000
1.02.01.09.04	Recoverable Taxes	448,000	392,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	430,000	420,000
1.02.02	Investments	8,557,000	8,415,000
1.02.02.01	Investments in Associates and Subsidiaries	8,533,000	8,391,000
1.02.02.01.01	Investments in Associates	6,000	-
1.02.02.01.02	Investments in Subsidiaries	8,527,000	8,391,000
1.02.02.02	Investment properties	24,000	24,000
1.02.03	Property and Equipment, Net	6,168,000	6,125,000
1.02.03.01	Property and Equipment in Use	6,086,000	6,035,000
1.02.03.02	Leased Properties	24,000	25,000
1.02.03.03	In Progress	58,000	65,000
1.02.04	Intangible Assets	1,195,000	1,195,000
1.02.04.01	Intangible Assets	1,195,000	1,195,000
1.02.04.01.02	Intangible Assets	1,195,000	1,195,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
2	Total Liabilities	22,581,000	23,226,000
2.01	Current Liabilities	7,961,000	8,825,000
2.01.01	Payroll and Related Taxes	367,000	335,000
2.01.01.01	Payroll Liabilities	52,000	60,000
2.01.01.02	Social Security Liabilities	315,000	275,000
2.01.02	Trade Payables	2,422,000	3,180,000
2.01.02.01	Local Trade Payables	2,332,000	3,113,000
2.01.02.02	Foreign Trade Payables	90,000	67,000
2.01.03	Taxes and Contributions Payable	123,000	183,000
2.01.03.01	Federal Tax Liabilities	109,000	160,000
2.01.03.01.01	Income Tax and Social Contribution	20,000	48,000
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	13,000	37,000
2.01.03.01.03	Taxes Payable in Installments	76,000	75,000
2.01.03.02	State Tax Liabilities	14,000	23,000
2.01.04	Borrowings and Financing	2,772,000	2,895,000
2.01.04.01	Borrowings and Financing	656,000	818,000
2.01.04.01.01	In Local Currency	483,000	770,000
2.01.04.01.02	In Foreign Currency	173,000	48,000
2.01.04.02	Debentures	2,090,000	2,052,000
2.01.04.03	Finance Lease	26,000	25,000
2.01.05	Other Liabilities	2,277,000	2,231,000
2.01.05.01	Payables to Related Parties	1,855,000	1,751,000
2.01.05.01.01	Debts with Associates	-	11,000
2.01.05.01.02	Debts with Subsidiaries	1,828,000	1,720,000
2.01.05.01.03	Debts with Controlling Shareholders	27,000	20,000
2.01.05.02	Other	422,000	480,000
2.01.05.02.01	Dividends and Interest on Capital Payable	194,000	194,000
2.01.05.02.04	Utilities	2,000	2,000
2.01.05.02.05	Rent Payable	48,000	52,000
2.01.05.02.06	Advertisement Payable	25,000	39,000
2.01.05.02.07	Pass-through to Third Parties	8,000	8,000
2.01.05.02.08	Financing Related to Acquisition of Assets	31,000	80,000
2.01.05.02.09	Deferred Revenue	26,000	4,000
2.01.05.02.11	Other Payables	88,000	101,000
2.01.06	Provisions	-	1,000
2.01.06.02	Other Provisions	-	1,000
2.01.06.02.02	Provisions for Restructuring	-	1,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
2.02	Noncurrent Liabilities	3,854,000	3,821,000
2.02.01	Borrowings and Financing	2,710,000	2,631,000
2.02.01.01	Borrowings and Financing	1,689,000	1,604,000
2.02.01.01.01	In Local Currency	961,000	965,000
2.02.01.01.02	In Foreign Currency	728,000	639,000
2.02.01.02	Debentures	896,000	896,000
2.02.01.03	Finance Lease	125,000	131,000
2.02.02	Other Liabilities	629,000	642,000
2.02.02.02	Other	629,000	642,000
2.02.02.02.03	Taxes Payable in Installments	609,000	617,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.07	Other Accounts Payable	16,000	17,000
2.02.04	Provisions	484,000	483,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	484,000	483,000
2.02.04.01.01	Tax Provisions	228,000	230,000
2.02.04.01.02	Social Security and Labor Provisions	173,000	168,000
2.02.04.01.04	Civil Provisions	83,000	85,000
2.02.06	Deferred Revenue	31,000	65,000
2.02.06.02	Deferred Revenue	31,000	65,000
2.03	Shareholders’ Equity	10,766,000	10,580,000
2.03.01	Share Capital	6,793,000	6,792,000
2.03.02	Capital Reserves	286,000	282,000
2.03.02.04	Options Granted	279,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,500,000	3,505,000
2.03.04.01	Legal Reserve	417,000	417,000
2.03.04.05	Earnings Retention Reserve	440,000	1,929,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with non-controlling interests	19,000	24,000
2.03.05	Retained Earnings/ Accumulated Losses	192,000	-
2.03.07	Cumulative Translation Adjustment	(4,000)	2,000
2.03.08	Other Comprehensive Income	(1,000)	(1,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
3.01	Net Sales of Goods and/or Services	5,514,000	5,400,000
3.02	Cost of Goods Sold and/or Services Sold	(4,072,000)	(3,973,000)
3.03	Gross Profit	1,442,000	1,427,000
3.04	Operating Income/Expenses	(1,066,000)	(1,002,000)
3.04.01	Selling Expenses	(943,000)	(852,000)
3.04.02	General and Administrative Expenses	(129,000)	(136,000)
3.04.05	Other Operating Expenses	(143,000)	(137,000)
3.04.05.01	Depreciation/Amortization	(117,000)	(106,000)
3.04.05.02	Gain (Loss) on Disposal of Fixed Assets	(3,000)	(1,000)
3.04.05.03	Other Operating Expenses	(23,000)	(30,000)
3.04.06	Share of Profit of Subsidiaries and Associates	149,000	123,000
3.05	Profit before Financial Income (Expenses) and Taxes	376,000	425,000
3.06	Financial Income (Expenses)	(168,000)	(135,000)
3.06.01	Financial Income	72,000	61,000
3.06.02	Financial Expenses	(240,000)	(196,000)
3.07	Profit Before Income Tax and Social Contribution	208,000	290,000
3.08	Income Tax and Social Contribution	(16,000)	(46,000)
3.08.01	Current	-	(44,000)
3.08.02	Deferred	(16,000)	(2,000)
3.09	Net Income from Continued Operations	192,000	244,000
3.11	Net Income for the Period	192,000	244,000
3.99	Earnings per Share - (Reais/Share)	-	-
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.68141	0.86759
3.99.01.02	Preferred	0.74955	0.95435
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	Common	0.68099	0.86751
3.99.02.02	Preferred	0.74765	0.95202

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
4.01	Net income for the Period	192,000	244,000
4.02	Other Comprehensive Income	(6,000)	-
4.02.01	Accumulative Translation Adjustment for the Period	(6,000)	-
4.03	Total Comprehensive Income for the Period	186,000	244,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
6.01	Net Cash Provided by Operating Activities	(502,000)	(725,000)
6.01.01	Cash Provided by the Operations	381,000	409,000
6.01.01.01	Net Income for the Period	192,000	244,000
6.01.01.02	Deferred Income and Social Contribution Taxes (note 21)	16,000	2,000
6.01.01.03	Gain on Disposal of Fixed Assets	3,000	1,000
6.01.01.04	Depreciation/Amortization	128,000	116,000
6.01.01.05	Interest and Inflation Adjustments	189,000	150,000
6.01.01.06	Adjustment to Present Value	(2,000)	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(149,000)	(123,000)
6.01.01.08	Provision for Risks (note 23)	(10,000)	11,000
6.01.01.10	Share-based Payment	4,000	18,000
6.01.01.11	Allowance for Doubtful Accounts	-	(2,000)
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	(2,000)	(5,000)
6.01.01.14	Deferred Revenue (note 23)	(12,000)	(3,000)
6.01.01.16	Other Operating Expenses	24,000	-
6.01.02	Changes in Assets and Liabilities	(883,000)	(1,134,000)
6.01.02.01	Accounts Receivable	66,000	71,000
6.01.02.02	Inventories	(75,000)	(323,000)
6.01.02.03	Recoverable Taxes	(74,000)	45,000
6.01.02.04	Other Assets	(71,000)	(78,000)
6.01.02.05	Related Parties	127,000	(123,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(9,000)	4,000
6.01.02.07	Trade Payables	(758,000)	(510,000)
6.01.02.08	Payroll and Related Taxes	29,000	(72,000)
6.01.02.09	Taxes and Social Contributions Payable	(78,000)	(154,000)
6.01.02.10	Legal claims	(5,000)	(9,000)
6.01.02.11	Other Payables	(35,000)	15,000
6.02	Net Cash Provided by (Used in) Investing Activities	(230,000)	(112,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(211,000)	(95,000)
6.02.03	Increase in Intangible Assets (note 16)	(27,000)	(19,000)
6.02.04	Sales of Property and Equipment	8,000	2,000
6.03	Net Cash Provided by (Used in) Financing Activities	(206,000)	(680,000)
6.03.01	Capital Increase/Decrease	1,000	16,000
6.03.02	Borrowings	215,000	330,000
6.03.03	Payments (note 18)	(418,000)	(1,022,000)
6.03.06	Acquisition of Subsidiary	-	(4,000)
6.03.08	Transactions with Non-controlling Interest	(4,000)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(938,000)	(1,517,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,923,000	2,851,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,985,000	1,334,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 03/31/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other compreehensive income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000
5.04.09	Options Granted recognized in subsidiaries	-	1,000	-	-	-	1,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000
5.05.01	Net Income for the Period	-	-	-	192,000	-	192,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(5,000)	-	-	(5,000)
5.07	Closing Balance	6,793,000	286,000	3,500,000	192,000	(5,000)	10,766,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 03/31/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other compreehensive Income	Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000
5.04	Capital Transactions with Shareholders	15,000	18,000	-	-	-	33,000
5.04.01	Capital Increases	15,000	-	-	-	-	15,000
5.04.03	Options Granted	-	18,000	-	-	-	18,000
5.05	Total Comprehensive Income	-	-	-	244,000	-	244,000
5.05.01	Net Income for the Period	-	-	-	244,000	-	244,000
5.06	Internal Changes of Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(4,000)	-	-	(4,000)
5.07	Closing Balance	6,779,000	251,000	2,482,000	244,000	-	9,756,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Current Period 01/01/2014 to 03/31/2014
7.01	Revenues	5,976,000	5,875,000
7.01.01	Sales of Goods, Products and Services	5,969,000	5,847,000
7.01.02	Other Revenues	7,000	26,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-	2,000
7.02	Products Acquired from Third Parties	(4,681,000)	(4,628,000)
7.02.01	Costs of Products, Goods and Services Sold	(4,160,000)	(4,222,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(521,000)	(406,000)
7.03	Gross Value Added	1,295,000	1,247,000
7.04	Retention	(128,000)	(116,000)
7.04.01	Depreciation and Amortization	(128,000)	(116,000)
7.05	Net Value Added Produced	1,167,000	1,131,000
7.06	Value Added Received in Transfer	221,000	184,000
7.06.01	Share of Profit of Subsidiaries and Associates	149,000	123,000
7.06.02	Financial Revenue	72,000	61,000
7.07	Total Value Added to Distribute	1,388,000	1,315,000
7.08	Distribution of Value Added	1,388,000	1,315,000
7.08.01	Personnel	618,000	532,000
7.08.01.01	Direct Compensation	434,000	377,000
7.08.01.02	Benefits	133,000	116,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	36,000	37,000
7.08.01.04	Other	15,000	2,000
7.08.02	Taxes, Fees and Contributions	212,000	223,000
7.08.02.01	Federal	133,000	165,000
7.08.02.02	State	48,000	32,000
7.08.02.03	Municipal	31,000	26,000
7.08.03	Value Distributed to Providers of Capital	366,000	316,000
7.08.03.01	Interest	240,000	197,000
7.08.03.02	Rentals	126,000	119,000
7.08.04	Value Distributed to Shareholders	192,000	244,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	192,000	244,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
1	Total Assets	43,127,000	45,500,000
1.01	Current Assets	21,297,000	24,133,000
1.01.01	Cash and Cash Equivalents	6,145,000	11,149,000
1.01.03	Accounts Receivable	4,882,000	3,505,000
1.01.03.01	Trade Receivables	4,582,000	3,210,000
1.01.03.02	Other Receivables	300,000	295,000
1.01.04	Inventories	8,936,000	8,405,000
1.01.06	Recoverable Taxes	865,000	808,000
1.01.06.01	Current Recoverable Taxes	865,000	808,000
1.01.07	Prepaid Expenses	257,000	130,000
1.01.08	Other Current Assets	212,000	136,000
1.01.08.01	Noncurrent Assets Held for Sales	21,000	22,000
1.01.08.03	Other	191,000	114,000
1.02	Noncurrent Assets	21,830,000	21,367,000
1.02.01	Long-term Assets	4,999,000	4,747,000
1.02.01.03	Accounts Receivable	722,000	741,000
1.02.01.03.01	Trade Receivables	86,000	105,000
1.02.01.03.02	Other Receivables	636,000	636,000
1.02.01.04	Inventories	172,000	172,000
1.02.01.06	Deferred Taxes	505,000	491,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	505,000	491,000
1.02.01.07	Prepaid Expenses	37,000	37,000
1.02.01.08	Receivables from Related Parties	333,000	313,000
1.02.01.08.01	Receivables from Associates	13,000	8,000
1.02.01.08.04	Receivables from Other Related Parties	320,000	305,000
1.02.01.09	Other Noncurrent Assets	3,230,000	2,993,000
1.02.01.09.04	Recoverable Taxes	2,350,000	2,136,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	880,000	857,000
1.02.02	Investments	447,000	426,000
1.02.02.01	Investments in Associates	422,000	401,000
1.02.02.01.01	Investments in Associates	422,000	394,000
1.02.02.01.04	Investments in Other Interests	-	7,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	9,832,000	9,699,000
1.02.03.01	Property and Equipment in Use	9,641,000	9,459,000
1.02.03.02	Leased Properties	68,000	74,000
1.02.03.03	In Progress	123,000	166,000
1.02.04	Intangible Assets	6,552,000	6,495,000
1.02.04.01	Intangible Assets	6,552,000	6,495,000
1.02.04.01.02	Intangible Assets	6,552,000	6,495,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
2	Total Liabilities	43,127,000	45,500,000
2.01	Current Liabilities	20,833,000	23,848,000
2.01.01	Payroll and Related Taxes	926,000	864,000
2.01.01.01	Payroll Liabilities	149,000	162,000
2.01.01.02	Social Security Liabilities	777,000	702,000
2.01.02	Trade Payables	10,999,000	13,322,000
2.01.02.01	Local Trade Payables	10,886,000	13,229,000
2.01.02.02	Foreign Trade Payables	113,000	93,000
2.01.03	Taxes and Contributions Payable	652,000	867,000
2.01.03.01	Federal Tax Liabilities	543,000	703,000
2.01.03.01.01	Income Tax and Social Contribution	49,000	161,000
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	418,000	467,000
2.01.03.01.03	Taxes Payable in Installments	76,000	75,000
2.01.03.02	State Tax Liabilities	102,000	153,000
2.01.03.03	Municipal Tax Liabilities	7,000	11,000
2.01.04	Borrowings and Financing	5,830,000	6,594,000
2.01.04.01	Borrowings and Financing	3,298,000	3,888,000
2.01.04.01.01	In Local Currency	3,111,000	3,828,000
2.01.04.01.02	In Foreign Currency	187,000	60,000
2.01.04.02	Debentures	2,498,000	2,672,000
2.01.04.03	Finance Lease	34,000	34,000
2.01.05	Other Liabilities	2,426,000	2,200,000
2.01.05.01	Payables to Related Parties	924,000	261,000
2.01.05.01.01	Debts with Associated Companies	-	14,000
2.01.05.01.03	Debts with Controlling Shareholders	924,000	221,000
2.01.05.01.04	Debts with Others Related Parties	-	26,000
2.01.05.02	Other	1,502,000	1,939,000
2.01.05.02.01	Dividends and Interest on Capital Payable	321,000	321,000
2.01.05.02.04	Utilities	12,000	10,000
2.01.05.02.05	Rent Payable	104,000	115,000
2.01.05.02.06	Advertisement Payable	64,000	94,000
2.01.05.02.07	Pass-through to Third Parties	322,000	429,000
2.01.05.02.08	Financing Related to Acquisition of Assets	37,000	98,000
2.01.05.02.09	Deferred revenue	236,000	214,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	75,000	73,000
2.01.05.02.12	Other Payables	331,000	585,000
2.01.06	Provisions	-	1,000
2.01.06.02	Other Provisions	-	1,000
2.01.06.02.02	Provisions for Restructuring	-	1,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
2.02	Noncurrent Liabilities	7,577,000	7,170,000
2.02.01	Borrowings and Financing	3,532,000	3,134,000
2.02.01.01	Borrowings and Financing	2,414,000	2,009,000
2.02.01.01.01	In Local Currency	1,395,000	1,370,000
2.02.01.01.02	In Foreign Currency	1,019,000	639,000
2.02.01.02	Debentures	896,000	896,000
2.02.01.03	Finance Lease	222,000	229,000
2.02.02	Other Liabilities	717,000	725,000
2.02.02.02	Other	717,000	725,000
2.02.02.02.03	Taxes Payable in Installments	609,000	617,000
2.02.02.02.04	Payables Related to Acquisition of Companies	61,000	57,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.06	Pension Plan	8,000	7,000
2.02.02.02.07	Other Payables	35,000	36,000
2.02.03	Deferred Taxes	1,181,000	1,133,000
2.02.03.01	Income Tax and Social Contribution	1,181,000	1,133,000
2.02.04	Provisions	1,370,000	1,344,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,370,000	1,344,000
2.02.04.01.01	Tax Provisions	597,000	589,000
2.02.04.01.02	Social Security and Labor Provisions	541,000	521,000
2.02.04.01.04	Civil Provisions	232,000	234,000
2.02.06	Deferred revenue	777,000	834,000
2.02.06.02	Deferred revenue	777,000	834,000
2.03	Consolidated Shareholders’ Equity	14,717,000	14,482,000
2.03.01	Share Capital	6,793,000	6,792,000
2.03.02	Capital Reserves	286,000	282,000
2.03.02.04	Options Granted	279,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,500,000	3,505,000
2.03.04.01	Legal Reserve	417,000	417,000
2.03.04.05	Earnings Retention Reserve	440,000	1,929,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with Non-Controlling interests	19,000	24,000
2.03.05	Retained Earnings/ Accumulated Losses	192,000	-
2.03.07	Cumulative Translation Adjustment	(4,000)	2,000
2.03.08	Other Comprehensive Income	(1,000)	(1,000)
2.03.09	Non-controlling Interests	3,951,000	3,902,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
3.01	Net Sales from Goods and/or Services	17,237,000	15,009,000
3.02	Cost of Goods Sold and/or Services Sold	(13,105,000)	(11,261,000)
3.03	Gross Profit	4,132,000	3,748,000
3.04	Operating Income/Expenses	(3,446,000)	(2,916,000)
3.04.01	Selling Expenses	(2,716,000)	(2,372,000)
3.04.02	General and Administrative Expenses	(459,000)	(347,000)
3.04.05	Other Operating Expenses	(299,000)	(219,000)
3.04.05.01	Depreciation/Amortization	(231,000)	(191,000)
3.04.05.02	Income Related to Fixed Assets	(15,000)	(1,000)
3.04.05.03	Other Operating Expenses	(53,000)	(27,000)
3.04.06	Share of Profit of Subsidiaries and Associates	28,000	22,000
3.05	Profit before Financial Income (Expenses) and Taxes	686,000	832,000
3.06	Financial Income (Expenses), Net	(281,000)	(339,000)
3.06.01	Financial Income	216,000	179,000
3.06.02	Financial Expenses	(497,000)	(518,000)
3.07	Profit Before Income Tax and Social Contribution	405,000	493,000
3.08	Income tax and Social Contribution	(153,000)	(155,000)
3.08.01	Current	(96,000)	(121,000)
3.08.02	Deferred	(57,000)	(34,000)
3.09	Net Income from Continuing Operations	252,000	338,000
3.11	Consolidated Net Income for the Period	252,000	338,000
3.11.01	Attributable to Owners of the Company	192,000	244,000
3.11.02	Attributable to Non-controlling Interests	60,000	94,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.68141	0.86759
3.99.01.02	Preferred	0.74955	0.95435
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.68099	0.86751
3.99.02.02	Preferred	0.74765	0.95202

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
4.01	Net Income for the Period	252,000	338,000
4.02	Other Comprehensive Income	(16,000)	-
4.02.01	Cumulative Translation adjustment	(16,000)	-
4.03	Total Comprehensive Income for the Period	236,000	338,000
4.03.01	Attributable to Owners of the Company	186,000	244,000
4.03.02	Attributable to Non-Controlling Interests	50,000	94,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
6.01	Net Cash Provided by Operating Activities	(4,639,000)	(1,814,000)
6.01.01	Cash from Operations	1,018,000	1,030,000
6.01.01.01	Net Income for the Period	252,000	338,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 21)	57,000	34,000
6.01.01.03	Gain on Disposal of Fixed Assets	15,000	1,000
6.01.01.04	Depreciation/Amortization	264,000	217,000
6.01.01.05	Interest and Inflation Adjustments	328,000	286,000
6.01.01.06	Adjustment to Present Value	(1,000)	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(28,000)	(22,000)
6.01.01.08	Provision for Risks (note 23)	52,000	43,000
6.01.01.10	Share-based Payment	5,000	18,000
6.01.01.11	Allowance for Doubtful Accounts	96,000	74,000
6.01.01.13	Provision for Obsolescence/breakage	(7,000)	(4,000)
6.01.01.14	Deferred revenue (note 25)	(17,000)	45,000
6.01.01.15	Other Operating Expenses (note 29)	2,000	-
6.01.02	Changes in Assets and Liabilities	(5,657,000)	(2,844,000)
6.01.02.01	Accounts Receivable	(1,411,000)	36,000
6.01.02.02	Inventories	(460,000)	(781,000)
6.01.02.03	Recoverable Taxes	(263,000)	42,000
6.01.02.04	Other Assets	(206,000)	(274,000)
6.01.02.05	Related Parties	(179,000)	(2,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(15,000)	(23,000)
6.01.02.07	Trade Payables	(2,447,000)	(1,543,000)
6.01.02.08	Payroll and Related Taxes	59,000	(15,000)
6.01.02.09	Taxes and Social Contributions Payable	(245,000)	(287,000)
6.01.02.10	Legal Claims	(66,000)	(22,000)
6.01.02.11	Other Payables	(405,000)	25,000
6.01.02.12	Deferred revenue	(19,000)	-
6.02	Net Cash Provided by (Used in) Investing Activities	(479,000)	(265,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(413,000)	(235,000)
6.02.03	Increase in Intangible Assets (note 16)	(103,000)	(41,000)
6.02.04	Sales of Property and Equipment	30,000	11,000
6.02.05	Net Cash From Sale of Subsidiary	7,000	-
6.03	Net Cash Provided by Financing Activities	110,000	(938,000)
6.03.01	Capital Increase/Decrease	1,000	16,000
6.03.02	Borrowings	1,571,000	1,536,000
6.03.03	Payments (note 18)	(2,209,000)	(2,486,000)
6.03.05	Transactions with Noncontrolling Interests	(4,000)	-
6.03.06	Acquisition of Subsidiary (note 22)	-	(4,000)
6.03.08	Borrowings with Related Parties	751,000	-
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	4,000	-
6.05	Increase (Decrease) in Cash and Cash Equivalents	(5,004,000)	(3,017,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,149,000	8,367,000
6.05.02	Cash and Cash Equivalents at the End of the Period	6,145,000	5,350,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 03/31/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000	1,000	6,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000	-	3,000
5.04.09	Options Granted Recognized in Subsidiaries	-	1,000	-	-	-	1,000	1,000	2,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000	50,000	236,000
5.05.01	Net Income for the Period	-	-	-	192,000	-	192,000	60,000	252,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.06.05	Transactions With Non-controlling interests	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.07	Closing Balance	6,793,000	286,000	3,500,000	192,000	(5,000)	10,766,000	3,951,000	14,717,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 03/31/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000	3,229,000	12,712,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000	3,229,000	12,712,000
5.04	Capital Transactions with Shareholders	15,000	18,000	-	-	-	33,000	-	33,000
5.04.01	Capital Increases	15,000	-	-	-	-	15,000	-	15,000
5.04.03	Options Granted	-	18,000	-	-	-	18,000	-	18,000
5.05	Total Comprehensive Income	-	-	-	244,000	-	244,000	94,000	338,000
5.05.01	Net Income for the Period	-	-	-	244,000	-	244,000	94,000	338,000
5.06	Internal Changes in Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)	-	(4,000)
5.06.05	Transactions With Non-controlling interests	-	-	(4,000)	-	-	(4,000)	-	(4,000)
5.07	Closing Balance	6,779,000	251,000	2,482,000	244,000	-	9,756,000	3,323,000	13,079,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Current Period 01/01/2014 to 03/31/2014
7.01	Revenues	19,112,000	16,573,000
7.01.01	Sales of Goods, Products and Services	19,200,000	16,637,000
7.01.02	Other Revenues	8,000	36,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(96,000)	(100,000)
7.02	Products Acquired from Third Parties	(14,393,000)	(12,494,000)
7.02.01	Costs of Products, Goods and Services Sold	(12,666,000)	(11,196,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,727,000)	(1,298,000)
7.03	Gross Value Added	4,719,000	4,079,000
7.04	Retention	(264,000)	(217,000)
7.04.01	Depreciation and Amortization	(264,000)	(217,000)
7.05	Net Value Added Produced	4,455,000	3,862,000
7.06	Value Added Received in Transfer	244,000	201,000
7.06.01	Share of Profit of Subsidiaries and Associates	28,000	22,000
7.06.02	Financial Income	216,000	179,000
7.07	Total Value Added to Distribute	4,699,000	4,063,000
7.08	Distribution of Value Added	4,699,000	4,063,000
7.08.01	Personnel	1,764,000	1,473,000
7.08.01.01	Direct Compensation	1,299,000	1,079,000
7.08.01.02	Benefits	286,000	254,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	99,000	106,000
7.08.01.04	Other	80,000	34,000
7.08.01.04.01	Interest	80,000	34,000
7.08.02	Taxes, Fees and Contributions	1,787,000	1,349,000
7.08.02.01	Federal	901,000	888,000
7.08.02.02	State	824,000	404,000
7.08.02.03	Municipal	62,000	57,000
7.08.03	Value Distributed to Providers of Capital	896,000	903,000
7.08.03.01	Interest	497,000	519,000
7.08.03.02	Rentals	399,000	384,000
7.08.04	Value Distributed to Shareholders	252,000	338,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	192,000	244,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	60,000	94,000

São Paulo, Brazil, May 7, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the first quarter of 2015 (1Q15). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2014, except where stated otherwise.

First quarter 2015 Results

CONSOLIDATED

▪ Consolidated net sales grew 14.8%, driven by strong organic growth: 20 new store openings in the quarter, for a total of 211 new stores in the last 12 months;

▪ Stronger cash flow and better working capital enabled the Company to close the quarter with cash position R$ 771 million higher than in 1Q14;

▪ Increase of 7.1% in the amount of interim earnings per share in 2015 (R$0.15 per preferred share and R$0.136365 per common share);

▪ Increase of 2.1% in Adjusted EBITDA on comparable basis (1), with margin of 7.6%, virtually stable compared to 1Q14;

▪ Net income growth of 7.3% on comparable basis (1), for net margin of 2.7%, higher than in the year-ago period.

FOOD BUSINESSES

▪ Recovery in food category performance with same-store sales growth of 4.9% (vs. 2.1% in 4Q14);

▪ Market share gains delivered by Extra and Assaí banners;

▪ Assaí’s resilient and adequate positioning translate in EBITDA growth of 30.4%.

VIA VAREJO

▪ Continued gains in market share, according to January and February data from the Monthly Trade Survey conducted by IBGE underline Via Varejo’s strategy for the year

▪EBITDA margin of 10.1%, expanding 110 bps from the year-ago period, coupled with net income growth of 42.5%

(1) The international operations of Cnova have been consolidated in GPA since 3Q14, and are not reflected in 1Q14 figures. Therefore, for comparison purposes, Cnova consolidated results (Cnova Brasil and International operations)  were excluded from 1Q14 and 1Q15.

	Consolidated (2)			Food Businesses			Via Varejo
(R$ million)(3)	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ

GrossRevenue (4)	19,200	16,637	15.4%	9,644	8,933	8.0%	6,085	6,237	-2.4%
Net Revenue (4)	17,237	15,009	14.8%	8,916	8,259	8.0%	5,371	5,442	-1.3%
Gross Profit	4,132	3,747	10.3%	2,100	1,967	6.8%	1,778	1,675	6.2%
GrossMargin	24.0%	25.0%	-100 bps	23.6%	23.8%	-20 bps	33.1%	30.8%	230 bps
Total Operating Expenses	(3,215)	(2,724)	18.1%	(1,604)	(1,445)	11.0%	(1,245)	(1,191)	4.6%
% of Net Revenue	18.7%	18.1%	60 bps	18.0%	17.5%	50 bps	23.2%	21.9%	130 bps
EBITDA (5)	949	1,050	-9.6%	511	534	-4.4%	546	495	10.3%
EBITDA Margin	5.5%	7.0%	-150 bps	5.7%	6.5%	-80 bps	10.2%	9.1%	110 bps
Adjusted EBITDA(6)	1,017	1,077	-5.6%	538	569	-5.4%	541	488	10.9%
Adjusted EBITDA Margin	5.9%	7.2%	-130 bps	6.0%	6.9%	-90 bps	10.1%	9.0%	110 bps
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%	(172)	(132)	30.1%	(88)	(160)	-44.9%
% of Net Revenue	1.6%	2.3%	-70 bps	1.9%	1.6%	30 bps	1.6%	2.9%	-130 bps
Company's Net Profit	252	338	-25.6%	118	172	-31.2%	269	189	42.5%
Net Margin	1.5%	2.3%	-80 bps	1.3%	2.1%	-80 bps	5.0%	3.5%	150 bps
Adjusted Net Income (7)	311	362	-14.3%	139	201	-30.8%	265	184	44.3%
Adjusted Net Margin	1.8%	2.4%	-60 bps	1.6%	2.4%	-80 bps	4.9%	3.4%	150 bps

(2) Includes the results of Cnova (Cnova Brasil + Cdiscount Group); (3) Totals and percentages may not add up due to rounding; All margins were calculated as a percentage of net sales; (4) Includes revenue from lease of commercial centers; Prior periods were reclassified for comparison purposes; (5) Earnings before interest, tax, depreciation and amortization; (6) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (7) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax. Also excluded are the effects of nonrecurring direct income tax.

Sales Performance

	Net Sales
(R$ million)	1Q15	1Q14	Δ
Consolidated (1)	17,237	15,009	14.8%
Food Businesses	8,916	8,259	8.0%
Multivarejo(2)	6,605	6,428	2.8%
Assaí	2,312	1,831	26.3%
Non-Food Businesses	8,338	6,750	23.5%
Cnova (3)	2,950	1,308	125.6%
Via Varejo (4)	5,388	5,442	-1.0%

Net 'Same-Store' Sales
1Q15
Consolidated (1)	4.0%
Multivarejo + Assaí	3.7%
Cnova(3)	19.5%
Via Varejo (4)	-2.3%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers, prior periods were reclassified for comparability purposes; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volume; (4) It includes revenues from intercompany operations. Apart from the closure of 42 stores between 2Q14 and 1Q15, in compliance with CADE, the growth was 0.1% in the quarter.

Sales Performance - Consolidated

Consolidated net sales in the quarter amounted to R$17.2 billion, increasing 14.8%, reflecting the opening of 211 new stores in the last 12 months and same-store sales growth of 4.0%. Excluding the effects from the Cdiscount consolidation, net sales grew 5.9% in the period.

In the food segment (Multivarejo + Assaí), net sales grew 8.0%, while in the non-food segment (Via Varejo + Cnova) net sales grew 23.5% (3.6% excluding Cdiscount), reflecting the more cautious behavior of consumers due to the macroeconomic environment.

Same-store sales increased 4.0%, with the highlights for Cnova (19.5%) and the Food segment (3.7% vs. 1.0% in 4Q14), which has accelerated driven by the performance of Assaí and the sequential improvement in the Extra banner. The Company's strategy focus on price competitiveness and the success of the commercial dynamics implemented in recent months drove same-store sales growth in the food category, which supported a recovery in market share, primarily at hypermarkets.

The quarter was marked by the opening of 20 new stores, of which 14 were opened by Multivarejo, 3 by Assaí and 3 by Via Varejo.

Food Business (Multivarejo + Assaí)

▪  Net sales in the Food segment grew 8.0% to R$8.9 billion in the quarter. This performance is mainly explained by the opening of 128 new stores opened in the last 12 months, with 105 convenience stores (86 Minimercado Extra and 19 Minuto Pão de Açúcar), 10 Assaí, 8 Pão de Açúcar, 3 Extra Super and 2 drugstores. On a same-store basis, net sales grew 3.7%.

▪    Multivarejo posted an important recovery in sales in the quarter, with a return to positive same-store sales growth. The initiatives to improve price competitiveness and commercial dynamics have supported sequential improvement in the Extra banner since July 2014, with an important recovery in same-store sales in 1Q15, reversing the trend to achieve positive growth. This improvement was due to the new level of sales performance in food categories at hypermarkets, with recoveries in both sales volume and customer traffic at stores.

▪    The strategy's success and Assaí's positioning translated into a continuation of the strong growth rates of recent quarters, indicating the format's excellent resilience. In 1Q15, net sales grew 26.3%, driven by strong same-store sales growth and the opening of 10 stores in the last 12 months. During the quarter, 3 stores were opened, 2 of which in the Northeast, a region that already accounts for 18 of the banner's 87 stores. These store openings are part of the acceleration of the expansion plan for 2015.

Via Varejo

▪     In 1Q15, net sales amounted to R$5.4 billion, stable in relation to 1Q14 after excluding the effects of the closure of 42 stores between 2Q14 and 1Q15 to comply with Brazil’s antitrust authority CADE. Including store closures, net sales decreased 1.0%. On a same-store basis, net sales decreased by 2.3%.

▪     According to the Monthly Trade Survey (PMC) conducted by IBGE in January and February, the furniture, electronics and home appliance markets registered market share expansion in both specialty and overall markets (which includes online sales).

▪    Considering the more challenging macroeconomic scenario, market share expansion continues to be the Company’s main focus, which should leverage its position as the dominant market player, its strong cash position, its solid partnership with suppliers and leadership in media as the largest advertiser in Brazil, according to IBOPE.

▪    Based on the successful results of pilot initiatives under the “Crescer Mais” Project, Via Varejo’s growth strategy is to start rolling out these initiatives, which include:

i)              Complete revamp of the furniture category, with improved design, improved store ambience and offering of customized furniture at competitive prices;

ii)             Mobile Project, which involves a comprehensive renovation of the telephone category, with post-paid plan offerings from Brazil’s leading mobile operators;

iii)            Accelerated organic expansion in higher-growth regions;

iv)            Repositioning of the Ponto Frio banner.

The highlights in the quarter were the smartphone and white line categories, while the television category contracted the most during the period, mainly as a result of the strong comparison base for this category created by the World Cup in the first half of 2014;

▪    Via Varejo closed 1Q15 with 1,037 stores. Three new Casas Bahia stores were opened in the quarter.

CNOVA

The following comments are part of the Cnova sales release published on April 10, 2015. The amounts are expressed in Euros, the entity's functional currency, and refer to the consolidated results of Cnova N.V which are on a comparable basis (Cnova’s international operations are  reflected in 1Q14).

▪    Cnova net sales grew 17.8%, from € 777.4 million in 1Q14 to € 915.5 million in 1Q15, despite the challenging macroeconomic scenario in Brazil;

▪    Cnova announced yet another quarter of strong growth in the marketplace platforms, with increased market share in both regions;

▪    Cnova intensified investments in 1Q15 to stimulate future growth through: (i) rapid expansion of the click-and-collect network in Brazil and increase in the number of collection points in France for large products; (ii) consolidation of the infrastructure required for a more effective supply chain and customer service; (iii) investments in strategic IT systems, both in Brazil (launch of a new recommendation tool, migration to a new ERP together with a new inventory management system and new customer service system), and in France (launch of new warehouse management system and a new search engine).

 Cdiscount

▪    Cdiscount net sales once again registered double-digit growth of 16.4% in 1Q15 compared to 1Q14, increasing from € 358.1 million to € 416.8 million;

▪    The share of marketplaces in Cdiscount sales reached 24.7% of GMV in 1Q15;

▪    Cnova intensified investments stimulate future growth.

Cnova Brasil

▪    The effectiveness of the strategic model implemented by Cnova Brasil resulted in an 18.3% sales growth in 1Q15 compared to 1Q14, from R$1.359 billion to R$1.608 billion;

▪    Cnova Brasil intensified strategic investments to improve customer service and accelerate growth:

o    Doubling of collection points in relation to the end of 4Q14, totaling 210 at the end of 1Q15, including immediate availability of products in select Casas Bahia and Pontofrio stores.

o    In Greater São Paulo, centralization of operations of two light product distribution centers in a single distribution center shared with Via Varejo in Jundiaí(3) and preparations for opening two warehouses in Midwest and South regions.

o    Selective investments in marketing initiatives to attract new customers.

o    Selective investments in human resources to strengthen strategic areas such as the marketplace platforms, collection points, logistics and IT.

o    Successful launch of three new marketplaces (Casas Bahia, Pontofrio and Cdiscount) in 1Q15, further strengthening the brand portfolios.

o    Growth in share of marketplace in Cnova Brasil sales, from 2.1% of GMV in 1Q14 to 6.3% of GMV in 1Q15, for an increase of 295% in the period.

Operating Performance

Consolidated

(R$ million)	1Q15	1Q14	Δ
Gross Revenue (1)	19,200	16,637	15.4%
Net Revenue (1)	17,237	15,009	14.8%
Gross Profit	4,132	3,747	10.3%
Gross Margin	24.0%	25.0%	-100 bps
Selling Expenses	(2,716)	(2,372)	14.5%
General and Administrative Expenses	(459)	(346)	32.8%
Equity Income	28	22	28.0%
Other Operating Revenue (Expenses)	(68)	(28)	146.1%
Total Operating Expenses	(3,215)	(2,724)	18.1%
% of Net Revenue	18.7%	18.1%	60 bps
Depreciation (Logistic)	32	26	23.5%
EBITDA	949	1,050	-9.6%
EBITDA Margin	5.5%	7.0%	-150 bps
Adjusted EBITDA (2)	1,017	1,077	-5.6%
Adjusted EBITDA Margin	5.9%	7.2%	-130 bps

(1) As of 2014, includes revenue from lease of commercial centers. Prior periods were reclassified for comparability purposes; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

GPA started to consolidate Cnova’s international operations in 3Q14. Therefore, for the purpose of comparison with 1Q15, note that the results of these operations were not included in the 1Q14 figures.

All business segments registered gross margin expansion in the quarter. However, the 100 bps margin decline was due to the Cnova and Assaí mix effect.  On comparable basis,  which excludes Cnova Consolidated results (Cnova Brasil and International operation) from 1Q14 and 1Q15, gross margin improved by 50 basis points, from 26.6% to 27.1%.

Selling, general and administrative expenses increased 16.8% compared to 1Q14, due to the following factors:

(i)   consolidation of Cnova’s international operations (which were not consolidated into the Company in 1Q14);

(ii)  increase in electricity costs and higher expenses with health plan benefits, which outpaced inflation in all Group companies;

(iii)  higher expenses with store expansion (211 stores opened in the last 12 months).

On comparable basis, selling, general and administrative expenses grew 8.6% this quarter.

EBITDA adjusted by Other Operating Income and Expenses, on comparable basis, grew 2.1% from 1Q14, with EBITDA margin of 7.6%, virtually in line with the same period in the previous year (7.7%). Adjusted EBITDA including the Cnova operation came to R$1.017 billion, with adjusted margin of 5.9%.

Multivarejo

(R$ million)	1Q15	1Q14	Δ
Gross Revenue (1)	7,147	6,962	2.7%
Net Revenue (1)	6,605	6,428	2.8%
Gross Profit	1,786	1,724	3.6%
Gross Margin	27.0%	26.8%	20 bps
Selling Expenses	(1,197)	(1,076)	11.3%
General and Administrative Expenses	(155)	(160)	-2.8%
Equity Income	21	15	37.8%
Other Operating Revenue (Expenses)	(27)	(35)	-22.1%
Total Operating Expenses	(1,358)	(1,255)	8.2%
% of Net Revenue	20.6%	19.5%	110 bps
Depreciation (Logistic)	13	11	15.9%
EBITDA	441	481	-8.2%
EBITDA Margin	6.7%	7.5%	-80 bps
Adjusted EBITDA (2)	468	516	-9.2%
Adjusted EBITDA Margin	7.1%	8.0%	-90 bps

   (1) Includes revenue from lease of commercial centers. Prior periods were reclassified for comparison purposes; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

In 1Q15, the Company strengthened its competitiveness strategy, chiefly in the Extra banner. The multi-format structure, which includes the Pão de Açúcar, Extra Super and convenience banners, enabled the Company to compensate the efforts aimed at driving competitiveness, resulting in the maintenance of Multivarejo’s gross margin. The 20 bps gross margin expansion in the quarter was due to the increase in revenue from lease of commercial centers. Sales of seasonal items during Easter had no impact on gross margin this quarter.

Selling, general and administrative expenses increased by 9.4% from 1Q14, reflecting the impacts of wage increases at the end of 2014 and higher expenses with health plan benefits, which outpaced inflation, as well as electricity costs; and higher expenses with store expansion (118 stores opened in the last 12 months); in addition to reinforced operational structures at stores to drive revenue growth. This quarter, the Company was successful in keeping general and administrative expenses under strict control.

EBITDA adjusted by Other Operating Income and Expenses came to R$468 million, with margin of 7.1%.

Assaí

(R$ million)	1Q15	1Q14	Δ
Gross Revenue	2,497	1,972	26.6%
Net Revenue	2,312	1,831	26.2%
Gross Profit	314	243	29.3%
Gross Margin	13.6%	13.3%	30 bps
Selling Expenses	(216)	(170)	27.4%
General and Administrative Expenses	(29)	(20)	43.4%
Other Operating Revenue (Expenses)	(1)	(0)	195.4%
Total Operating Expenses	(246)	(190)	29.3%
% of Net Revenue	10.6%	10.4%	20 bps
Depreciation (Logistic)	1	0	182.9%
EBITDA	69	53	30.4%
EBITDA Margin	3.0%	2.9%	10 bps

Assaí continued to post strong growth, which, coupled with higher same-store sales growth compared to inflation, resulted in net sales of R$2.3 billion in the quarter, up 26.2% from 1Q14. In the last 12 months, the banner opened 10 stores, three of which were in the quarter.

Gross margin expanded 30 basis points, from 13.3% in 1Q14 to 13.6% in 1Q15, mainly due to the maturation of stores. Operating expenses as a percentage of net sales increased 20 basis points, primarily due to new store openings in the last 12 months.

EBITDA amounted to R$69 million, growing 30.4%, with EBITDA margin expanding 10 basis points, despite the impact of intensive store expansion (10 stores opened in the last 12 months). Assaí’s consistent performance in the quarter demonstrates the resilience of the format and appropriate positioning.

Via Varejo(1)

(R$ million)	1Q15	1Q14	Δ
Gross Revenue	6,085	6,237	-2.4%
Net Revenue	5,371	5,442	-1.3%
Gross Profit	1,778	1,675	6.2%
Gross Margin	33.1%	30.8%	230 bps
Selling Expenses	(1,104)	(1,075)	2.7%
General and Administrative Expenses	(153)	(129)	18.3%
Equity Income	7	6	4.1%
Other Operating Revenue (Expenses)	6	8	-25.8%
Total Operating Expenses	(1,245)	(1,191)	4.6%
% of Net Revenue	23.2%	21.9%	130 bps
Depreciation (Logistic)	13	11	20.4%
EBITDA	546	495	10.3%
EBITDA Margin	10.2%	9.1%	110 bps
Adjusted EBITDA (2)	541	488	10.9%
Adjusted EBITDA Margin	10.1%	9.0%	110 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

EBITDA totaled R$546 million in 1Q15, growing 10.3% from 1Q14. EBITDA margin expanded 110 bps in the quarter to 10.2%.

EBITDA growth is explained by the 230 bps gross margin expansion, driven by: i) effects of new sources of revenue from delivery and assembly, as well as synergies with other Group companies; ii) initiatives to drive efficiency in logistics and assembly activities throughout 2014, with maturation and full impact in 2015; iii) sales mix, especially in the smartphone category, with growth above the company average; iv) the gains resulting efficiency and new revenues, which enabled Via Varejo to bolster its competitiveness strategy;

The impact of inflation on fixed costs was partially mitigated by initiatives to improve operational efficiency, which resulted in total operating expenses increasing by 4.6%, well below the inflation (as per IPCA) of 8.1% in the period.

The following comments are part of the Cnova earnings release published on April 29, 2015. The amounts are expressed in Euros, the entity's functional currency, and refer to the consolidated results of Cnova N.V which are on a comparable basis (Cnova’s international operations are  reflected in 1Q14).

Cnova

	1Q15	1Q14	Δ
Operational
GMV (€ millions) (1)	1,248.2	973.7	28.2%
Placed Orders (millions) (2)	9.3	6.8	38.2%
Active Customers (millions) (3)	14.8	11.6	27.6%
Mobile share of traffic (4)	34.0%	22.0%	1.193 bps
Financial
Net sales (€ millions)	915.5	777.4	17.8%
Gross Profit Excluding Expansion To New Countries (5)	113.9	96.2	18.3%
(% net sales)	12.6%	12.4%	18 bps
Adjusted EBITDA Excluding Expansion to New Countries (6)	(13.2)	(1.4)
(% net sales)	-1.5%	-0.2%
Net financial expense (€ millions)	(5.4)	(15.0)
Adjusted EPS (7) (€)	(0.06)	(0.04)
Free Cash Flow (LTM) (€ millions) (8)	27.6	(47.1)
Net Cash / (Net Financial Debt) (9) (€ millions)	70.8	(135.2)

(1) Comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes; (2) Total number of orders placed before cancellation due to fraud detection or lack of payment by customers. (3) Customers who have made at least one purchase through our sites during the relevant 12-month measurement period; provided that, because we operate multiple sites, each with unique systems of identifying users, we calculate active customers on a website-by-website basis, which may result in an individual being counted more than once; (4) Share of traffic on mobile devices excluding specialty and international websites; (5) Calculated as net sales less cost of sales, excluding impact from expansion to new countries; (6) Calculated as Operating Profit (Loss) Before Other Expenses and before depreciation and amortization expense and share-based payments, excluding impact from expansion to new countries; (7) Calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period; (8) Calculated as Net cash from operating activities less financial expenses paid in relation to factoring activities and less purchase of property and equipment and intangibles assets; (9) Calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt.

Business highlights:

▪  Strong commercial dynamics: net sales growth of 17.8% and GMV growth of 28.2%

▪  Improving quality of main commercial indicators:

o    Increase in the number of items per Unique Customer by 4.2% in 1Q15 for Cnova

o    Increase in the number of orders per Unique Customer by 11.9% in France and 5.4% in Brazil in 1Q15.

o    Increase in the mobile share of traffic to 45% at Cdiscount and 25% at Cnova Brazil.

▪  Improvement in Gross Margin excluding expansion to New Countries by 18 bps as a percentage of net sales.

▪  Increased investment in logistics and IT for future growth, impacting operating expenses.

▪  Improvement in net financial expense.

▪  Good Free Cash Flow generation of €27.6 million over the last twelve months vs -€47.1 million at the end of 1Q14, leading to a positive Net Cash position of €71 million at the end of 1Q15. On a constant currency basis, over the last twelve months, Free Cash Flow generation improved by €92 million (+€25.4 million in 2015 vs -€66.8 million in 2014).

Guidance:

▪  For the next nine months this year (April 2015 to December 2015), Cnova Net Sales are expected to grow by 19% compared with the same period in 2014, within a plus or minus 150 bps deviation, assuming constant currency.

Strong growth of net sales and GMV, improving quality of main commercial indicators, Gross Margin improvement excluding New Countries and impact on SG&A from increased investments for future growth.

▪  Cnova reported strong growth of net sales (+17.8%) and GMV (+28.2%).

o    Cdiscount achieved +16.4% growth in net sales and Cnova Brazil +18.3% in local currency.

o    Total marketplace share grew to 15.4% of GMV in 1Q15 from 8.5% in 1Q14, representing an increase in marketplace GMV of 132%.

▪  Cnova's strong commercial dynamics are sustained by improving quality of main commercial indicators:

o    Number of items per Unique Customer increased by 4.2% year-over-year for Cnova.

o    Number of orders per Unique Customer increased by 11.9% in France and 5.4% in Brazil.

o    Share of traffic from mobile devices grew to 34.0% in 1Q15, compared to 22.0% in 1Q14.

▪  Gross Margin excluding expansion to New Countries expanded by 18 bps as a percentage of net sales, reflecting:

o    Stable price positioning both in Brazil since the end of 3Q14 and in France since the end of 1Q14.

o    Increased contribution from marketplaces.

▪  Selling, general and administrative expenses (SG&A) went up as a result of increased investments to drive future growth:

o    Cnova accelerated the roll out of the click-and-collect network in Brazil by doubling the number of pick-up points at the end of 1Q15 compared to the end of 4Q14. In France, Cnova increased the number of pick-up points for large items which grew from 444 at the end of 1Q14 to 593 at the end of 1Q15.

o    Cnova strengthened its logistics infrastructure.  In France, the opening of the Paris warehouse combined with the ongoing extension of the Lyon distribution center have added 35% in capacity. These actions will enable the acceleration of express pick-up and same day delivery in Paris and Lyon for heavy products as well as manage the expanded product assortment. In Brazil, warehouse capacity is expected to increase by 23% by the end of 2015, in order to enhance product availability and to reduce by three days the delivery time for the Mid-West, South and Northeast regions.

o    Cnova accelerated the conversions to new IT systems both in France and in Brazil:

▪  In France, launch of a new warehouse management system (Manhattan), providing central visibility on inventories across multiple warehouses, enabling same day delivery.

▪  Implementation of a new search engine (Solr) at Cdiscount providing customers improved navigation tools across an expanded product offering.

▪  Implementation of a new mobile "responsive design" software at Cdiscount, which adapts online content and lay-out for mobile devices.

▪  In Brazil, acceleration of new IT system conversions including the transition to a new ERP and customer service system, as well as the launch of a new recommendation tool.

▪  Higher SG&A expenses also reflect increased investments to develop new specialty sites and to enter into new geographies:

o    Development of four new specialty sites to be launched in 2Q15, including MonCornerKids and MonCornerJardin, both already live.

o    Acceleration of international expansion with eight additional New Countries to be launched by year-end 2015, partly driven by expanded delivery areas of existing sites.

▪  Cnova has reduced its net financial expense from €15.0 million to €5.4 million. Excluding a €7.1 million positive non-recurring item, Cnova has reduced its net financial expense by 17% through active management of its cash balance and a stronger balance sheet.

Cnova has accelerated its cash generation with Free Cash Flow over the last twelve months of €27.6 million at the end of 1Q15 vs. -€47.1 million at the end of 1Q14.  Excluding the negative impact of exchange rate variation, Free Cash Flow over the last twelve months amounted to €25.4 million at the end of 1Q15 vs. -€66.8 million at the end of 1Q14, representing an improvement of €92 million.

Indebtedness

Consolidated

(R$ million)	03.31.2015	03.31.2014

Short Term Debt	(3,304)	(1,593)
Loans and Financing	(806)	(901)
Debentures	(2,498)	(691)
Long Term Debt	(3,419)	(4,399)
Loans and Financing	(2,523)	(2,000)
Debentures	(896)	(2,399)
Total Gross Debt	(6,723)	(5,992)
Cash and Financial investments	6,145	5,374
Net Debt	(578)	(617)
EBITDA (1)	4,829	4,001
Net Debt / EBITDA(1)	-0.12x	-0.15x
Payment Book - Short Term	(2,526)	(2,667)
Payment Book - Long Term	(113)	(126)
Net Debt with Payment Book	(3,217)	(3,410)
Net Debt with Payment Book / EBITDA(1)	-0.67x	-0.85x

(1)EBITDA in the last 12 months.

Net debt, including payment book operations, came to R$ 3.217 billion at the end of March 2015, for a decrease in the Net Debt from payment books/EBITDA ratio from 0.85 times in 1Q14 to 0.67 times in 1Q15, reflecting the lower debt level.

The higher cash flow and improved working capital enabled the Company to close the quarter with a balance of cash and financial investments of R$ 6.145 billion, or R$ 771 million higher than in the year-ago period.

The Company adopted the strategy of reducing the frequency of anticipation of receivables and, consequently, anticipated a lower volume of receivables in 1Q15 to close the quarter with receivables of R$ 1.5 billion.

Financial Result

Consolidated
(R$ million)	1Q15	1Q14	Δ

Financial Revenue	216	179	20.7%
Financial Expenses	(497)	(518)	-4.0%
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%
% of Net Revenue	1.6%	2.3%	-70 bps

Net Financial Revenue (Expenses)	(281)	(339)	-17.0%
Charges on Net Bank Debt	(84)	(45)	84.7%
Cost of Discount of Receivables of Payment	(88)	(81)	8.8%
Cost of Sale of Receivables of Credit Card	(91)	(183)	-50.3%
Restatement of Other Assets and Liabilities	(19)	(30)	-37.7%

Net financial result decreased 17.0% in the quarter to R$ 281 million, despite the hike in interest rate (average CDI rate), which increased 17.0% between 1Q14 and 1Q15. As a ratio of net revenue, net financial result decreased from 2.3% in 1Q14 to 1.6% in 1Q15.

This quarter, the Company registered a R$58 million improvement in its net financial result compared to 1Q14. The main factors in this increase were:

•         R$ 92 million reduction in the cost of sale of credit card receivables compared to the previous year, resulting from the Company’s strategy to reduce the frequency of anticipation of receivables and, consequently, the volume in Via Varejo and Multivarejo;

•         R$ 39 million increase in net bank debt charges, mainly due to the impact of the reduction in anticipation of receivables on the cash balance;

Net Income

Consolidated

(R$ million)	1Q15	1Q14	Δ

EBITDA	949	1,050	-9.6%
Depreciation (Logistic)	(32)	(26)	23.5%
Depreciation and Amortization	(231)	(191)	20.8%
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%
Income Before Income Tax	405	493	-18.0%
Income Tax	(153)	(155)	-1.3%
Net Income - Company	252	338	-25.6%
Net Margin	1.5%	2.3%	-80 bps
Net Income - Controlling Shareholders	192	244	-21.3%
Net Margin - Controllings Shareholders	1.1%	1.6%	-50 bps
Other Operating Revenue (Expenses)	(68)	(28)	146.1%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	9	4	140.6%
Adjusted Net Income - Company (1)	311	362	-14.3%
Adjusted Net Margin - Company	1.8%	2.4%	-60 bps
Adjusted Net Income - Controlling Shareholders (1)	226	271	-16.5%
Adjusted Net Margin - Controlling Shareholders	1.3%	1.8%	-50 bps

(1) Net Income adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax. Also excluded are the effects of nonrecurring direct income tax.

GPA started to consolidate Cnova’s international operations in 3Q14. Therefore, for the purpose of comparison with 1Q15, note that the results of these operations were not reflected in the 1Q14 figures.

The Company’s net income on comparable basis, which excludes Cnova Consolidated results (Cnova Brasil and International Operations) from 1Q14 and 1Q15, came to R$387 million, growing 7.3% from 1Q14, for net margin of 2.7%, higher than in the same period of the previous year. Including Cnova, net income totaled R$252 million, for net margin of 1.5%. Adjusted by Other Operating Income and Expenses, net income reached R$311 million, with net margin of 1.8%, led by improved profitability of Via Varejo and Assaí.

Simplified Cash Flow Statement

Consolidated
(R$ million)	1Q15	1Q14

Cash Balance at beginning of period	11,149	8,367
Cash Flow from operating activities	(4,639)	(1,814)
EBITDA	949	1,050
Cost of Sale of Receivables	(179)	(263)
Working Capital	(4,318)	(2,288)
Assets and Liabilities Variation	(1,091)	(312)
Cash flow from investment activities	(479)	(265)
Net Investment	(486)	(265)
Acquisition and Others	7	-
Change on net cash after investments	(5,118)	(2,079)
Cash Flow from financing activities	110	(938)
Net Proceeds (Payments)	110	(938)
Exchange rate	4	-
Change on net cash	(5,004)	(3,017)
Cash Balance at end of period	6,145	5,350
Net debt	(578)	(617)

The cash balance at the close of 1Q15 was R$6.145 billion, up R$795 million from 1Q14. It is worth highlighting the continuous improvement in working capital management, by 13 days(1) in the difference between inventory and trade accounts payable. Working capital was also impacted by R$1.5 billion from receivables that were not advanced in the period, due to the Company’s strategy to reduce the frequency of anticipation of receivables. As a result, accounts receivable increased 15 days(1) between 1Q14 and 1Q15.

(1)In COGS days

Capital Expenditure (Capex)

	Consolidated			Food Businesses			Via Varejo
(R$ million)	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ

New stores and land acquisition	136	107	27.0%	125	83	50.6%	11	24	-53.1%
Store renovations and conversions	125	70	77.3%	103	57	80.8%	22	13	62.3%
Infrastructure and Others	190	98	93.0%	75	61	23.7%	42	18	129.9%
Non-cash Effect
Financing Assets	65	-	n.a.	65	-	n.a.	-	-	n.a
Total	516	276	87.0%	368	200	83.6%	75	56	34.1%

The Group’s investments totaled R$516 million in 1Q15, up 87% from 1Q14, of which 71% was invested in the Food segment and 15% in Via Varejo.

In the Food segment, in line with the strategy to foster organic growth, 17 new stores were opened in the quarter, of which nine were Minimercado Extra, five were Minuto Pão de Açúcar and three were Assaí stores. Investments also reflected the initiatives to renovate stores in order to make them more attractive. This year, the Group plans to renovate a significant number of stores, especially in the Extra banner.

At Via Varejo, investments in the period were mainly related to implementation of new logistics management systems, as well as tools for credit analysis and management, and for increasing productivity at the stores and back office and stores renovation. In 1Q15, three Casas Bahia stores were opened in the Northeast, Southeast and South regions.

Note that efforts were maintained to optimize capex per m², to intensify store renovations and to continue capturing synergies, in order to make the Group more modern and efficient.

Dividends

Dividends 1Q15

In a meeting held on May 7, 2015, the Board of Directors approved the payment of interim dividends for 2015. Interim dividends for the first quarter of 2015 will amount to R$38.5 million, equivalent to R$ 0.15 per preferred share and R$ 0.136365 per common share. The interim earnings per share in 2015 will be 7.1% higher than in the previous year (R$0.14 per preferred share and R$0.127270 per common share in 2014).

All outstanding shares on May 18, 2015 will be entitled to dividends. As of May 19, 2015, the shares will be traded ex-dividends. The dividends will be paid by May 28, 2015.

Dividends 2014

At the Annual and Extraordinary Shareholders Meeting held on April 24, 2015, shareholders approved the amount of R$ 194 million relating to the balance unpaid dividends for the year 2014, equivalent to R$0.6889912644 per common share and R$0.7578903909 per preferred share. The Company will pay these dividends within 60 days from the date of the Annual and Extraordinary Shareholders Meeting. Shareholders of record on April 24, 2014 will be entitled to dividends. As of April 25, 2015, the shares will be traded ex-dividends until the date of payment of dividends, which will be informed at an appropriate moment.

The amount of dividends for the year 2014 totaled R$302 million, corresponding to R$ 1.070505415 per common share and R$ 1.177555957 per preferred share.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Electro (sale of electronics and home appliances in brick-and-mortar stores) and E-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: The EBITDA calculation is performed in accordance with Instruction No. 527 of the Securities Commission of 10/04/12.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses
(R$ million)	03.31.2015	12.31.2014	03.31.2014	03.31.2015	12.31.2014	03.31.2014
Current Assets	21,297	24,133	16,382	8,381	9,770	6,930
Cash and Marketable Securities	6,145	11,149	5,374	3,388	4,854	2,431
Accounts Receivable	4,582	3,210	2,410	222	276	222
Credit Cards	1,761	220	189	67	79	76
Payment book	2,154	2,475	2,245	-	-	-
Sales Vouchers and Others	768	599	167	117	158	111
Allowance for Doubtful Accounts	(328)	(340)	(227)	(1)	(1)	(1)
Resulting from Commercial Agreements	227	256	36	39	40	36
Inventories	8,936	8,405	7,166	4,075	4,077	3,785
Recoverable Taxes	865	808	760	200	176	149
Noncurrent Assets for Sale	21	22	41	8	8	24
Dividends Receivable	27	26	-	26	26	-
Expenses in Advance and Other Accounts Receivables	721	513	630	462	353	320
Noncurrent Assets	21,830	21,367	19,576	15,517	15,295	15,266
Long-Term Assets	4,999	4,747	4,440	2,132	2,022	2,425
Accounts Receivables	86	105	103	-	-	-
Payment Book	94	115	112	-	-	-
Allowance for Doubtful Accounts	(8)	(10)	(9)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	2,350	2,136	1,532	498	432	382
Deferred Income Tax and Social Contribution	505	491	918	95	70	358
Amounts Receivable from Related Parties	333	313	167	178	163	306
Judicial Deposits	880	857	844	537	529	530
Expenses in Advance and Others	673	673	704	652	656	676
Investments	447	426	331	277	267	223
Property and Equipment	9,832	9,699	9,107	8,350	8,246	7,866
Intangible Assets	6,552	6,495	5,698	4,757	4,760	4,752
TOTAL ASSETS	43,127	45,500	35,958	23,898	25,065	22,196

LIABILITIES

	Consolidated			Food Businesses
	03.31.2015	12.31.2014	03.31.2014	03.31.2015	12.31.2014	03.31.2014
Current Liabilities	20,833	23,848	14,295	8,128	9,857	5,856
Suppliers	10,999	13,322	7,005	3,632	4,942	3,019
Loans and Financing	806	1,182	901	758	1,133	838
Payment Book (CDCI)	2,526	2,740	2,667	-	-	-
Debentures	2,498	2,672	691	2,090	2,052	275
Payroll and Related Charges	926	864	781	490	445	388
Taxes and Social Contribution Payable	652	867	720	158	258	293
Dividends Proposed	321	321	152	195	194	151
Financing for Purchase of Fixed Assets	37	98	35	37	98	35
Rents	104	115	70	70	75	70
Acquisition of Companies	75	73	70	75	73	70
Debt with Related Parties	924	261	25	382	351	361
Advertisement	64	94	71	25	39	35
Provision for Restructuring	-	1	23	-	1	23
Advanced Revenue	236	214	131	54	40	35
Others	665	1,024	953	163	156	261
Long-Term Liabilities	7,577	7,170	8,584	6,002	5,548	7,058
Loans and Financing	2,523	2,102	2,000	2,367	1,934	1,840
Payment Book (CDCI)	113	136	126	-	-	-
Debentures	896	896	2,399	896	896	1,999
Financing for Purchase of Assets	4	8	8	4	8	8
Acquisition of Companies	61	57	113	61	57	113
Deferred Income Tax and Social Contribution	1,181	1,133	1,061	1,178	1,129	1,058
Tax Installments	609	617	1,054	609	617	1,015
Provision for Contingencies	1,370	1,344	1,201	747	747	798
Advanced Revenue	777	834	514	104	127	120
Others	43	43	107	35	33	107
Shareholders' Equity	14,717	14,482	13,079	9,767	9,659	9,283
Capital	6,793	6,792	6,780	4,639	4,711	5,125
Capital Reserves	286	282	251	287	282	251
Profit Reserves	3,692	3,505	2,725	3,684	3,505	2,725
Adjustment of Equity Valuation	(5)	1	-	1	1	-
Minority Interest	3,951	3,902	3,323	1,157	1,160	1,182
TOTAL LIABILITIES	43,127	45,500	35,958	23,898	25,065	22,196

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ
Gross Revenue (1)	19,200	16,637	15.4%	9,644	8,933	8.0%	7,147	6,962	2.7%	2,497	1,972	26.6%	6,085	6,237	-2.4%
Net Revenue (1)	17,237	15,009	14.8%	8,916	8,259	8.0%	6,605	6,428	2.8%	2,312	1,831	26.2%	5,371	5,442	-1.3%
Cost of Goods Sold	(13,073)	(11,235)	16.4%	(6,802)	(6,280)	8.3%	(4,805)	(4,692)	2.4%	(1,996)	(1,588)	25.7%	(3,579)	(3,757)	-4.7%
Depreciation (Logistic)	(32)	(26)	23.5%	(14)	(12)	21.3%	(13)	(11)	15.9%	(1)	(0)	182.9%	(13)	(11)	20.4%
Gross Profit	4,132	3,747	10.3%	2,100	1,967	6.8%	1,786	1,724	3.6%	314	243	29.3%	1,778	1,675	6.2%
Selling Expenses	(2,716)	(2,372)	14.5%	(1,413)	(1,245)	13.5%	(1,197)	(1,076)	11.3%	(216)	(170)	27.4%	(1,104)	(1,075)	2.7%
General and Administrative Expenses	(459)	(346)	32.8%	(184)	(180)	2.3%	(155)	(160)	-2.8%	(29)	(20)	43.4%	(153)	(129)	18.3%
Equity Income	28	22	28.0%	21	15	37.8%	21	15	37.8%	-	-	0.0%	7	6	4.1%
Other Operating Revenue (Expenses)	(68)	(28)	146.1%	(28)	(35)	-20.6%	(27)	(35)	-22.1%	(1)	(0)	195.4%	6	8	-25.8%
Total Operating Expenses	(3,215)	(2,724)	18.1%	(1,604)	(1,445)	11.0%	(1,358)	(1,255)	8.2%	(246)	(190)	29.3%	(1,245)	(1,191)	4.6%
Depreciation and Amortization	(231)	(191)	20.8%	(165)	(154)	7.4%	(143)	(136)	5.3%	(22)	(18)	23.2%	(42)	(34)	23.4%
Earnings before interest and Taxes - EBIT	686	833	-17.6%	331	368	-10.2%	285	334	-14.6%	46	35	32.5%	491	450	9.1%
Financial Revenue	216	179	20.7%	106	102	3.8%	103	97	5.4%	3	5	-31.2%	66	81	-19.1%
Financial Expenses	(497)	(518)	-4.0%	(277)	(234)	18.6%	(253)	(217)	16.8%	(24)	(17)	41.9%	(154)	(241)	-36.2%
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%	(172)	(132)	30.1%	(151)	(119)	26.1%	(21)	(12)	68.9%	(88)	(160)	-44.9%
Income Before Income Tax	405	493	-18.0%	159	237	-32.6%	134	214	-37.3%	25	22	12.2%	403	290	38.8%
Income Tax	(153)	(155)	-1.3%	(41)	(65)	-36.4%	(32)	(57)	-43.1%	(9)	(8)	13.2%	(134)	(102)	31.9%
Net Income - Company	252	338	-25.6%	118	172	-31.2%	102	157	-35.1%	16	14	11.6%	269	189	42.5%
Minority Interest - Noncontrolling	60	94	-36.8%	(3)	(6)	-42.4%	(3)	(6)	-42.4%	-	-	0.0%	152	107	42.5%
Net Income - Controlling Shareholders (2)	192	244	-21.3%	122	178	-31.6%	106	163	-35.4%	16	14	11.6%	116	82	42.5%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	949	1,050	-9.6%	511	534	-4.4%	441	481	-8.2%	69	53	30.4%	546	495	10.3%
Adjusted EBITDA (3)	1,017	1,077	-5.6%	538	569	-5.4%	468	516	-9.2%	70	53	31.1%	541	488	10.9%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	1Q15	1Q14		1Q15	1Q14		1Q15	1Q14		1Q15	1Q14		1Q15	1Q14
Gross Profit	24.0%	25.0%		23.6%	23.8%		27.0%	26.8%		13.6%	13.3%		33.1%	30.8%
Selling Expenses	15.8%	15.8%		15.8%	15.1%		18.1%	16.7%		9.4%	9.3%		20.6%	19.8%
General and Administrative Expenses	2.7%	2.3%		2.1%	2.2%		2.4%	2.5%		1.2%	1.1%		2.9%	2.4%
Equity Income	0.2%	0.1%		0.2%	0.2%		0.3%	0.2%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	0.4%	0.2%		0.3%	0.4%		0.4%	0.5%		0.0%	0.0%		0.1%	0.1%
Total Operating Expenses	18.7%	18.1%		18.0%	17.5%		20.6%	19.5%		10.6%	10.4%		23.2%	21.9%
Depreciation and Amortization	1.3%	1.3%		1.9%	1.9%		2.2%	2.1%		1.0%	1.0%		0.8%	0.6%
EBIT	4.0%	5.5%		3.7%	4.5%		4.3%	5.2%		2.0%	1.9%		9.1%	8.3%
Net Financial Revenue (Expenses)	1.6%	2.3%		1.9%	1.6%		2.3%	1.9%		0.9%	0.7%		1.6%	2.9%
Income Before Income Tax	2.3%	3.3%		1.8%	2.9%		2.0%	3.3%		1.1%	1.2%		7.5%	5.3%
Income Tax	0.9%	1.0%		0.5%	0.8%		0.5%	0.9%		0.4%	0.4%		2.5%	1.9%
Net Income - Company	1.5%	2.3%		1.3%	2.1%		1.5%	2.4%		0.7%	0.8%		5.0%	3.5%
Minority Interest - noncontrolling	0.3%	0.6%		0.0%	0.1%		0.1%	0.1%		0.0%	0.0%		2.8%	2.0%
Net Income - Controlling Shareholders(2)	1.1%	1.6%		1.4%	2.2%		1.6%	2.5%		0.7%	0.8%		2.2%	1.5%
EBITDA	5.5%	7.0%		5.7%	6.5%		6.7%	7.5%		3.0%	2.9%		10.2%	9.1%
Adjusted EBITDA (3)	5.9%	7.2%		6.0%	6.9%		7.1%	8.0%		3.0%	2.9%		10.1%	9.0%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	03.31.2015	03.31.2014
Net Income for the period	252	338
Adjustment for reconciliation of net income
Deferred income tax	57	34
Gain on disposal of fixed assets	15	1
Depreciation and amortization	264	217
Interests and exchange variation	328	286
Adjustment to present value	(1)	-
Equity pickup	(28)	(22)
Provision for contingencies	52	43
Share-Based Compensation	5	18
Allowance for doubtful accounts	96	74
Provision for obsolescence/breakage	(7)	(4)
Deferred revenue	(17)	45
Other Operating Expenses	2	-
	1,018	1,030
Asset (Increase) decreases
Accounts receivable	(1,411)	36
Inventories	(460)	(781)
Taxes recoverable	(263)	42
Other Assets	(206)	(274)
Related parties	(179)	(2)
Restricted deposits for legal proceeding	(15)	(23)
	(2,534)	(1,002)
Liability (Increase) decrease
Suppliers	(2,447)	(1,543)
Payroll and charges	59	(15)
Taxes and Social contributions payable	(245)	(287)
Other Accounts Payable	(405)	25
Contingencies	(66)	(22)
Deferred revenue	(19)	-
	(3,123)	(1,842)
Net cash generated from (used in) operating activities	(4,639)	(1,814)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	03.31.2015	03.31.2014

Sale of Investments	7	-
Acquisition of property and equipment	(413)	(235)
Increase Intangible assets	(103)	(41)
Sales of property and equipment	30	11
Net cash flow investment activities	(479)	(265)

Cash flow from financing activities
Increase (decrease) of capital	1	16
Funding and refinancing	1,571	1,536
Payments	(2,209)	(2,486)
Accounts payable related to acquisition of Companies	-	(4)
Proceeds from stock offering, net of issue costs	(4)	-
Intercompany loans	751	-
Net cash generated from (used in) financing activities	(641)	(938)

Monetary variation over cash and cash equivalents	4	-
Increase (decrease) in cash and cash equivalents	(5,004)	(3,017)

Cash and cash equivalents at the beginning of the year	11,149	8,367
Cash and cash equivalents at the end of the year	6,145	5,350
Change in cash and cash equivalents	(5,004)	(3,017)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	1Q15%		1Q14%		Δ

Pão de Açúcar	1,696	8.8%	1,587	9.5%	6.9%
Extra Supermercado	1,257	6.5%	1,261	7.6%	-0.3%
Extra Hiper	3,449	18.0%	3,481	20.9%	-0.9%
Convenience Stores (1)	213	1.1%	150	0.9%	41.9%
Assaí	2,497	13.0%	1,972	11.8%	26.6%
Other Businesses (2)	532	2.8%	483	2.9%	10.0%
Food Businesses	9,644	50.2%	8,933	53.7%	8.0%
Pontofrio	1,386	7.2%	1,502	9.0%	-7.7%
Casas Bahia	4,699	24.5%	4,735	28.5%	-0.8%
Cnova	3,472	18.1%	1,467	8.8%	136.7%
Non-Food Businesses	9,557	49.8%	7,704	46.3%	24.0%
Consolidated	19,200	100.0%	16,637	100.0%	15.4%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	1Q15%		1Q14%		”

Pão de Açúcar	1,562	9.1%	1,459	9.7%	7.0%
Extra Supermercado	1,183	6.9%	1,189	7.9%	-0.5%
Extra Hiper	3,137	18.2%	3,163	21.1%	-0.8%
Convenience Stores (1)	201	1.2%	142	0.9%	41.1%
Assaí	2,312	13.4%	1,831	12.2%	26.3%
Other Businesses (2)	522	3.0%	474	3.2%	10.1%
Food Businesses	8,916	51.7%	8,259	55.0%	8.0%
Pontofrio	1,232	7.1%	1,310	8.7%	-6.0%
Casas Bahia	4,139	24.0%	4,132	27.5%	0.2%
Cnova	2,950	17.1%	1,308	8.7%	125.6%
Non-Food Businesses	8,321	48.3%	6,750	45.0%	23.3%
Consolidated	17,237	100.0%	15,009	100.0%	14.8%

	Consolidated (1)		Food Businesses
	1Q15	1Q14	1Q15	1Q14

Cash	41.7%	42.7%	52.5%	53.5%
Credit Card	48.8%	47.6%	38.0%	38.1%
Food Voucher	5.4%	4.6%	9.5%	8.4%
Credit	4.1%	5.1%	0.0%	0.0%
Post-Dated Checks	0.0%	0.0%	0.0%	0.0%
Payment Book	4.0%	5.0%	-	-

 (1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2014	Opened	Closed	Converted	03/31/2015

Pão de Açúcar	181	-	-	-	181
Extra Hiper	137	-	-	-	137
Extra Supermercado	207	-	(1)	-	206
Minimercado Extra	240	9	-	-	249
Minuto Pão de Açucar	16	5	-	-	21
Assaí	84	3	-	-	87
Other Business	241	-	-	-	241
Gas Station	83	-	-	-	83
Drugstores	158	-	-	-	158
Food Businesses	1,106	17	(1)	-	1,122
Pontofrio	374	-	(3)	-	371
Casas Bahia	663	3	-	-	666
Consolidated	2,143	20	(4)	-	2,159

Sales Area ('000 m2 )
Food Businesses	1,752				1,769
Consolidated	2,864				2,880

# of employees ('000) (1)	160				158

 (1) Does not include Cdiscount employees.

1Q15 Results Conference Call and Webcast

Friday, May 8, 2015

10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)

+55 (11) 2188-0155

Conference call in English (simultaneous translation)

+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0400

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the first quarter of 2015 (1Q15), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2015 was 8.13%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network of over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash & carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is controlled by Wilkes Participações S.A. ("Wilkes"), which is controlled by Casino Guichard Perrachon (“Casino”).

The corporate information on the arbitration proceeding of Morzan Empreendimentos e Participações Ltda (“Morzan”) did not have any modification in comparison with the information presented in the annual financial statements for 2014, in note 1.

2.  Basis of preparation

The individual and consolidated interim financial information (“Interim Financial Information”) has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting issued by Comitê de Pronunciamentos Contábeis (“CPC”) and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in million of Brazilian Reais (“R$”), which is the reporting currency of the Company.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 2 to the annual financial statements for the year ended December 31, 2014 dated February 12, 2015 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the three-month period ended March 31, 2015 was approved by the Board of Directors on May 7, 2015.

The Company has reclassified certain amounts in the statements of income and value added for the three-month period ended March 31, 2014, presented for comparison purposes, to conform  them to the reporting criteria adopted in the current period. The following reclassifications were made:

	Parent Company
Balance at 3.31.2014	Published balance	GPA Malls galleries – cost	GPA Malls galleries - revenue	Reclassified balance
Net sales of goods and/or services	5,372	-	28	5,400
Cost of sales and/or services	(3,965)	(8)	-	(3,973)
Gross profit	1,407	(8)	28	1,427
Operating income (expenses)	(982)	8	(28)	(1,002)
Selling expenses	(832)	8	(28)	(852)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

2.  Basis of preparation - Continued

	Consolidated
Balance at 3.31.2014	Published balance	GPA Malls galleries – cost	GPA Malls galleries – revenue	Reclassified balance
Net sales of goods and/or services	14,973	-	36	15,009
Cost of goods sold and/or services	(11,250)	(11)	-	(11,261)
Gross profit	3,723	(11)	36	3,748
Operating income (expenses)	(2,891)	11	(36)	(2,916)
Selling expenses	(2,347)	11	(36)	(2,372)

2.1.   Statement of income: Revenues and costs with commercial galleries rental, which were previously recorded as recovery of selling expenses, were reclassified to "net sales of goods and/or services" and "cost of goods sold and/or services sold" respectively due to an increase in the share of this activity in the Multivarejo segment and considering the expectations of new launches of the ventures "Conviva" and the expected increase in future operations, better presenting this activity in the Group’s financial statements. The Company’s management considers an appropriate procedure to adopt the current classification in order to allow comparability and a final classification of these revenues and costs.

2.2.   Statement of value added: According to the changes mentioned above, the line items that were changed in the statement of value added refer to sales of goods of R$31 and R$40, other revenues and expenses of R$28 and R$36, cost of goods sold and materials, energy, outsourced services and others in the amounts of R$8 and R$11, and taxes and contributions of R$3 and R$4, parent company and consolidated, respectively.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2014, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	3.31.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda.	10.00	-	10.00	-
Sé Supermercado Ltda.	100.00	-	100.00	-
Sendas Distribuidora S.A.	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
GPA Malls	100.00	-	100.00	-
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A.	68.86	31.14	68.86	31.14
Xantocarpa Participações Ltda.	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 6 Empreend. e Participações Ltda ( GPA Logística e Transporte Ltda )	100.00	-	100.00	-
Posto Ciara Ltda	100.00	-	100.00	-
Auto Posto Império Ltda	100.00	-	100.00	-
Auto Posto Duque Salim Maluf Ltda	100.00	-	100.00	-
Auto Posto Duque Santo André	100.00	-	100.00	-
Auto Posto Duque Lapa Ltda	100.00	-	100.00	-
Nova Holding ( Nova Pontocom) (*)	52.34	19.05	52.34	19.05
Luxco – Marneylectro S.A.R.L (formerly Jaipur Financial Markets S.A.R.L)	2.65	68.88	2.65	68.88
Dutchco - Marneylectro B.V (formerly Jaipur Financial Markets B.V)	-	71.53	-	71.53
Cnova N.V (Cnova Holanda)	-	35.73	-	35.73
CNova Comércio Eletrônico S/A (Bruxellas Empreend. e Participações S.A.)	-	35.73	-	35.73
E-Hub Consult. Particip. e Com. S.A.	-	35.73	-	35.73
Nova Experiência PontoCom	-	35.73	-	35.73
Cdiscount S.A	-	35.73	-	35.73
Cnova Finança B.V	-	35.73	-	35.73
Financière MSR S.A.S	-	35.67	-	35.67
E-Trend SAS France	-	35.67	-	35.67
Cdiscount AS France	-	35.52	-	35.52
Cdiscount Afrique S.A.S	-	35.67	-	35.67
CD Africa SAS	-	30.32	-	30.32
Cdiscount International BV The Netherlands	-	35.67	-	35.67
C-Distribution Asia Pte. Ltd. Singapore	-	21.40	-	21.40
CLatam AS Uruguay	-	24.97	-	24.97
Cdiscount Colombia S.A.S	-	18.20	-	18.20
C Distribution Thailand Ltd.	-	14.98	-	14.98
E-Cavi Ltd Hong Kong	-	17.12	-	17.12
Cdiscount Vietnam Co Ltd.	-	17.12	-	17.12
Cnova France SAS	-	35.73	-	35.73
Cdiscount Côte d'Ivoire SAS Ivory Coast (**)	-	30.32	-	-
Cdiscount Sénégal SAS (**)	-	30.32	-	-
Cdiscount Panama S.A (**)	-	24.97	-	-
Cdiscount Cameroun SAS (**)	-	30.32	-	-
Cdiscount Ecuador (**)	-	24.96	-	-
Cdiscount Moncorner (**)	-	35.52	-	-
Via Varejo S/A	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda.	-	43.35	-	43.35
VVLOG Logistica (PontoCred Negócio de Varejo Ltda.)	-	43.35	-	43.35
Globex Adm e Serviços Ltda.	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	43.35
Globex Adm. Consórcio Ltda.	-	43.35	-	43.35

(*) Excluding treasury shares

(**) Companies consolidated into subsidiary Cdiscount, with no effects on the financial statements.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	3.31.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Associates
Financeira Itaú CBD – FIC	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated Interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.   Associates – BINV and FIC

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a party to the shareholders’ agreement, appointing certain officers and having veto rights in   certain relevant decisions, (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized interim financial information is as follows:

	FIC
	3.31.2015	12.31.2014

Current assets	3,712	3,815
Noncurrent assets	35	35
Total assets	3,747	3,850

Current liabilities	2,806	2,963
Noncurrent liabilities	12	15
Shareholders’ equity	929	872
Total liabilities and shareholders’ equity	3,747	3,850

Statement of income:	3.31.2015	3.31.2014
Revenues	258	241
Operating income	99	76
Net income for the period	57	41

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC should be deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

Except for the item mentioned below, the significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in Note 4 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

4.1.   Present value adjustment of assets and liabilities

 Until 2014, Company recorded the adjustment to presente value (“AVP”) over the credit card receivables without interest, after the sale of these amounts to the credit card companies, even considering that receivables were not long term (in average due in 4 months) and the impacts not significant on the short term. The reversal of the adjustment recorded was made in the net sales, once the financing to clients is part of the Company´s business. In 2015, the accounting practice of recording AVP over the sales using credit card was discontinued. Company aims to reduce the average term of receipt, and interest on installment sales in a higher portion of sales. Theses balances on December 31, 2014, were R$6.

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate.

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

With the exception of the item mentioned below, the adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

In 2015, the Company applied the annual improvements to the IFRSs referring to the 2010-2012 and 2011-2013 Cycles issued by the IASB, which are effective for accounting periods beginning on or after July 1, 2014. The application of these improvements did not have impacts on the disclosures or on the Company’s individual and consolidated interim financial information.

6.   Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the three-month period ended March 31, 2015 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements, except for the impairment test, which is conducted annually, observing indicators during the year as described in notes 15 and 16.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

7.  Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2014, in note 7.

		Parent Company		Consolidated
	Rate	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Cash and banks - Brazil		72	131	215	403
Cash and banks - Abroad		-	-	223	349
Financial investments	(*)	1,913	2,792	5,185	9,761
Financial investments	11.40%	-	-	522	636
		1,985	2,923	6,145	11,149

(*) Financial investments as at March 31, 2015 refer basically to repurchase agreements, yielding a weighted average rate equivalent to 100.73% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days.

8. Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2014, in note 8.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Credit card companies (note 8.1)	46	57	1,761	220
Sales vouchers	54	75	228	169
Consumer finance - CDCI (note 8.2)	-	-	2,154	2,268
Trade receivables from cash and carry customers	-	-	268	317
Private label credit card	16	20	16	20
Receivables from related parties (note 12.2)	88	115	45	28
Estimated loss on doubtful accounts (note 8.3)	-	-	(328)	(340)
Receivables from suppliers	34	36	227	256
Other trade receivables	1	2	211	272
Current	239	305	4,582	3,210

Consumer finance – CDCI (note 8.2)	-	-	94	115
Estimated losses on doubtful accounts (note 8.3)	-	-	(8)	(10)
Noncurrent	-	-	86	105

	239	305	4,668	3,315

8.1.   Credit card companies

The Company and its subsidiaries sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

In 2015 the subsidiary Via Varejo, as part of cash management strategy of the Group, did not sell receivables to credit card companies or banks. The receiving average maturity is 4 months.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

8.Trade receivables – Continued

8.2.   Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most frequent term is less than 12 months.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 18).

8.3.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

At the beginning of the period	-	(3)	(350)	(239)
Loss/reversal in the period	-	-	(96)	(518)
Write-off of receivables	-	3	111	494
Corporate restructuring (*)	-	-	-	(82)
Exchange rate changes	-	-	(1)	(5)
At the end of the period	-	-	(336)	(350)

Current	-	-	(328)	(340)
Noncurrent	-	-	(8)	(10)

(*) The detailed information on corporate reorganization was presented in the annual financial statements for 2014, in note 13.

Below is the aging list of consolidated gross receivables:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

3.31.2015	5,004	4,514	168	88	53	181
12.31.2014	3,665	3,229	141	60	39	196

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

9.   Other receivables

The detailed information on other receivables was presented in the annual financial statements for  2014, in note 9.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Receivables from sale of property and equipment	15	11	48	45
Supplier receivables	-	-	35	30
Advances to suppliers	-	-	12	11
Rental advances	13	14	13	14
Receivables from Audax	7	7	13	13
Amounts to be reimbursed	12	29	167	145
Rental receivable	35	38	52	51
Receivables from Paes Mendonça	-	-	532	532
Receivables from sale of companies	55	54	55	54
Others	6	4	9	36
	143	157	936	931

Current	63	75	300	295
Noncurrent	80	82	636	636

10.  Inventories

The detailed information on inventories was presented in the annual financial statements for 2014, in note 10.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Stores	1,607	1,510	4,147	4,089
Distribution centers	965	987	4,869	4,402
Real estate inventories under construction	-	-	172	172
Estimed losses on obsolescence and breakage (note 10.1)	(8)	(10)	(80)	(86)
	2,564	2,487	9,108	8,577

Current	2,564	2,487	8,936	8,405
Noncurrent	-	-	172	172

10.1.Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

At the beginning of the period	(10)	(12)	(86)	(51)
Additions	(2)	(8)	(18)	(86)
Write-offs / reversals	4	10	25	58
Corporate restructuring	-	-	-	(7)
Exchange rate changes	-	-	(1)	-
At the end of the period	(8)	(10)	(80)	(86)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

11.  Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2014, in note 11.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Current
State value-added tax on sales and services – ICMS (note 11.1)	101	90	603	591
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS	8	9	52	54
Income Tax on Financial investments	6	3	13	20
Income Tax and Social Contribution	10	3	33	12
Social Security Contribution - INSS	-	-	21	-
Value-Added Tax - France	-	-	97	85
Others	-	-	46	46
Total current	125	105	865	808

Noncurrent
ICMS (note 11.1)	352	319	1,878	1,681
PIS/COFINS	3	-	327	308
INSS	93	73	145	147
Total noncurrent	448	392	2,350	2,136

Total	573	497	3,215	2,944

11.1.ICMS is expected to be realized as follows:

In	Parent Company	Consolidated

Up to one year	101	603
2017	87	521
2018	88	606
2019	83	506
2020	75	207
2021	19	38
	453	2,481

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties

12.1.Management and Audit Comitee compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support comittees) Fiscal Council and Audit Committee remuneration recorded in the Company’s statement of income for the periods ended March 31, 2015 and 2014, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Board of directors (*)	1	1	-	-	-	-	1	1
Executive officers	8	25	5	5	1	1	14	31
	9	26	5	5	1	1	15	32

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties.

                The detailed information on related parties was presented in the annual financial statements for 2014, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholders
Casino	-	-	-	-	4	2	25	19	-	-	-	-	(14)	(6)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Euris	-	-	-	-	-	-	2	1	-	-	-	-	-	-
Subsidiaries
Novasoc Comercial	-	-	-	-	-	-	4	-	-	84	-	1	-	2
Sé Supermecados	48	52	-	-	5	3	1,484	1,417	122	23	2	-	5	1
Sendas Distribuidora	39	60	98	182	25	39	-	-	89	86	67	73	26	11
Barcelona	-	2	39	17	3	9	-	-	-	-	-	-	-	-
Via Varejo	1	-	-	-	1	2	337	299	-	-	-	-	(36)	(6)
VVLOG Logística Ltda	-	-	-	-	-	-	1	1	-	-	-	-	-	-
Nova Pontocom	-	-	133	123	-	-	-	2	-	-	-	-	6	-
Xantocarpa	-	-	2	1	-	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	3	1	-	-	-	-	-	-	-	-	-	-
GPA Logistica	-	-	24	23	17	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	4	4	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	3	3	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	2	2	-	-	-	-	-	-	-	-	-	-
Others	-	1	2	-	-	-	2	1	-	-	-	-	-	-
Subtotal	88	115	312	358	55	76	1,855	1,740	211	193	69	74	(14)	1

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.1.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Associates
FIC	-	-	2	-	4	7	-	11	-	-	-	-	10	6
Other related parties
Management Nova Pontocom	-	-	39	39	-	-	-	-	-	-	-	-	1	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Others	-	-	2	1	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	43	40	4	7	-	11	-	-	-	-	9	5
Total	88	115	355	398	59	83	1,855	1,751	211	193	69	74	(5)	6

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.1.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholder
Casino	25	-	-	-	115	2	72	104	-	-	-	-	(15)	(6)
Wilkes Participações	-	-	-	-	-	-	1	-	-	-	-	-	(1)	(1)
Euris	-	-	-	-	-	-	1	1	-	-	-	-	-	-
Casino’s subsidiaries (note 12.3):
Casino France - Cash Pool	-	-	-	-	-	-	-	50	-	-	-	-	-	-
Polca Emprestimos (i)	-	-	-	-	-	-	829	12	-	-	-	-	-	-
Others	12	-	-	-	5	-	10	9	-	-	-	-	23	-
C´est chez vous	2	-	-	-	19	26	-	26	-	-	-	-	(11)	-
EMC	-	-	-	-	23	-	-	15	-	-	-	-	(38)	-
Exito	3	28	-	-	58	-	-	4	-	-	-	-	(22)	-
Easydis	-	-	-	-	62	55	-	-	-	-	-	-	(39)	-
Big C	2				1		11						(2)	-
Associates
FIC	-	-	13	8	5	9	-	14	-	-	-	-	13	2
Subtotal	44	28	13	8	288	92	924	235	-	-	-	-	(92)	(5)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.1.Balances and transactions with related parties - Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Other related parties
Casas Bahia Comercial Ltda	-	-	278	263	-	-	-	26	-	-	-	-	(66)	(61)
Management Nova Pontocom	-	-	39	38	-	-	-	-	-	-	-	-	1	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Others	1	-	3	4	-	-	-	-	-	-	-	-	-	-
Subtotal	1	-	320	305	-	-	-	26	-	-	-	-	(67)	(62)
Total	45	28	333	313	288	92	924	261	-	-	-	-	(159)	(67)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.3.Balances with Casino Group companies:

(i)      Polca: Casino Group entity that has a cash centralization agreement with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per annum on the outstanding cash balance in favor of Polca or Cdiscount. The balance payable as at March 31, 2015 was R$829;

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments

The detailed information on investments was presented in the annual financial statements for 2014, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (*)	Barcelona	Bellamar	GPA M&P	Others	Total
Balances at 12.31.2014	2,806	1,709	144	1,890	158	507	690	286	178	23	8,391
Share of profit (loss) of subsidiaries and associates	4	46	(3)	104	(31)	(3)	8	21	-	3	149
Share-based payment	-	-	-	1	-	-	-	-	-	-	1
Other movements (**)	-	-	-	(3)	(5)	-	-	-	-	-	(8)
Balances at 3.31.2015	2,810	1,755	141	1,992	122	504	698	307	178	26	8,533

(*)    In the case of NCB, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Others	Total
Balances at 12.31.2014	373	21	7	401
Share of profit (loss) of associates	30	(2)	-	28
Write-offs	-	-	(6)	(6)
Exchange rate changes	-	-	(1)	(1)
Balances at 3.31.2015	403	19	-	422

14.  Business combination

The detailed information on business combination was presented in the annual financial statements for  2014, in note 14.There were no business combination for the three-month period ended March 31, 2015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment

	Parent Company
	Balante at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2015
Land	1,213	-	-	(7)	5	1,211
Buildings	1,853	1	(15)	-	-	1,839
Leasehold improvements	1,635	2	(32)	(1)	56	1,660
Machinery and equipment	806	66	(36)	(2)	(1)	833
Facilities	161	3	(4)	-	1	161
Furniture and fixtures	312	25	(11)	(1)	-	325
Vehicles	17	2	(1)	-	-	18
Construction in progress	65	55	-	-	(62)	58
Others	38	9	(4)	-	(4)	39
Total	6,100	163	(103)	(11)	(5)	6,144

Finance lease
IT equipment	7	-	(1)	-	-	6
Buildings	18	-	-	-	-	18
	25	-	(1)	-	-	24
Total	6,125	163	(104)	(11)	(5)	6,168

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Parent Company
	Balante at 3.31.2015			Balante at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,211	-	1,211	1,213	-	1,213
Buildings	2,755	(916)	1,839	2,754	(901)	1,853
Leasehold improvements	2,929	(1,269)	1,660	2,873	(1,238)	1,635
Machinery and equipment	1,896	(1,063)	833	1,842	(1,036)	806
Facilities	388	(227)	161	384	(223)	161
Furniture and fixtures	743	(418)	325	721	(409)	312
Vehicles	29	(11)	18	27	(10)	17
Construction in progress	58	-	58	65	-	65
Others	109	(70)	39	105	(67)	38
	10,118	(3,974)	6,144	9,984	(3,884)	6,100

Finance lease
IT equipment	32	(26)	6	32	(25)	7
Buildings	34	(16)	18	34	(16)	18
	66	(42)	24	66	(41)	25
Total	10,184	(4,016)	6,168	10,050	(3,925)	6,125

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 3.31.2015
Land	1,449	-	-	(7)	6	-	1,448
Buildings	2,047	11	(16)	-	-	-	2,042
Leasehold improvements	3,182	60	(56)	(2)	103	-	3,287
Machinery and equipment	1,605	119	(74)	(12)	9	-	1,647
Facilities	381	14	(11)	-	7	1	392
Furniture and fixtures	601	45	(22)	(3)	2	1	624
Vehicles	121	3	(3)	(1)	-	-	120
Construction in progress	166	84	-	-	(127)	-	123
Others	73	19	(7)	-	(4)	-	81
Total	9,625	355	(189)	(25)	(4)	2	9,764

Finance lease
Equipment	16	-	(1)	-	(1)	-	14
Hardware	26	-	(5)	-	1	-	22
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	-	-	-	-	7
Vehicles	1	-	-	-	-	-	1
Buildings	23	-	-	-	-	-	23
	74	-	(6)	-	-	-	68
Total	9,699	355	(195)	(25)	(4)	2	9,832

15.    Property and equipment – Continued

	Consolidated
	Balance at 3.31.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,448	-	1,448	1,449	-	1,449
Buildings	3,025	(983)	2,042	3,013	(966)	2,047
Leasehold improvements	5,091	(1,804)	3,287	4,929	(1,747)	3,182
Machinery and equipment	3,299	(1,652)	1,647	3,191	(1,586)	1,605
Facilities	745	(353)	392	722	(341)	381
Furniture and fixtures	1,214	(590)	624	1,171	(570)	601
Vehicles	179	(59)	120	179	(58)	121
Construction in progress	123	-	123	166	-	166
Others	203	(122)	81	188	(115)	73
	15,327	(5,563)	9,764	15,008	(5,383)	9,625

Finance lease
Equipment	35	(21)	14	36	(20)	16
Hardware	174	(152)	22	174	(148)	26
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	16	(9)	7	15	(8)	7
Vehicles	2	(1)	1	2	(1)	1
Buildings	44	(21)	23	44	(21)	23
	273	(205)	68	273	(199)	74
Total	15,600	(5,768)	9,832	15,281	(5,582)	9,699

15.1.   Capitalized borrowing costs

The consolidated borrowing costs for the three-month period ended March 31, 2015 were R$4 (R$3 for the three-month period ended March 31, 2014). The rate used to determine the borrowing costs eligible for capitalization was 104.63% of the CDI (105.17% of the CDI for the period ended March 31,2014), corresponding to the effective interest rate on the Company’s borrowings.

15.2.   Additions to property and equipment

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

Additions	163	97	355	238
Capitalized interest	(2)	(2)	(4)	(3)
Fixed assets financing - Additions	(142)	-	(168)	-
Fixed assets financing - Payments	192	-	230	-
Total	211	95	413	235

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.       Property and equipment - Continued

15.3.   Other information

As at March 31, 2015, the Company and its subsidiaries recorded in cost of sales and services the amount of R$12 (R$10 as at March 31, 2014) in parent company and R$32 (R$26 as at March 31, 2014) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company did not identify evidence of impairment of its property and equipment items that would require a new impairment test as at March 31, 2015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2014, in note 16.

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 3.31.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rigths - retail (note 16.5)	43	-	-	43
Software and implementation	579	24	(24)	579
Total	1,195	24	(24)	1,195

	Balance at 3.31.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliances	179	-	179	179	-	179
Goodwill - retail	1,113	(719)	394	1,113	(719)	394
Commercial rights - retail	43	-	43	43	-	43
Software and implementation	968	(389)	579	943	(364)	579
	2,303	(1,108)	1,195	2,278	(1,083)	1,195

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Consolidated
	Balance at 12.31.2014	Additions	Amortization	Write-offs	Transfers	Exchange rate changes	Balance at 3.31.2015
Goodwill - cash and carry	362	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	-	22	276
Brand - cash and carry	39	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	2,061
Brand - e-commerce	30	-	-	-	-	3	33
Commercial rights - home appliances	574	-	(1)	-	-	-	573
Commercial rights - retail	46	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	-	-	-	-	2
Lease agreement under advantageous condition - NCB	97	-	(6)	-	-	-	91
Contractual rights	179	-	(8)	-	-	-	171
Software	1,012	73	(51)	(17)	20	14	1,051
Software CL	91	-	(3)	-	-	-	88
Others	47	27	-	(1)	(19)	4	58
Total	6,495	100	(69)	(18)	1	43	6,552

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Consolidated
	Balance at 3.31.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - cash and carry (note 16.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 16.1)	920	-	920	920	-	920
Goodwill - retail (note 16.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce (note 16.1)	276	-	276	254	-	254
Brand - cash and carry	39	-	39	39	-	39
Brand - home appliances	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce	33	-	33	30	-	30
Commercial rights - home appliances	637	(64)	573	637	(63)	574
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	34	(32)	2	34	(32)	2
Lease agreement under advantageous condition - NCB	292	(201)	91	292	(195)	97
Contractual rights	186	(15)	171	186	(7)	179
Software	1,667	(616)	1,051	1,621	(609)	1,012
Software CL	112	(24)	88	112	(21)	91
Others	70	(12)	58	58	(11)	47
	8,626	(2,074)	6,552	8,543	(2,048)	6,495

16.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2014 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2014 released on February 12, 2015.

As a result of the impairment test conducted in 2014 and because there is no evidence of impairment as at March 31, 2015, the Company concluded that it is not necessary to conduct a new impairment test of these assets. For the year ending December 31, 2015, the Company’s management will conduct a new impairment test for all goodwill and intangible assets recognized until this date.

16.2.Additions to intangible assets

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

Additions	24	19	100	41
Intangible assets financing - Additions	(3)	-	(3)	-
Intangible assets financing - Payments	6	-	6	-
Total	27	19	103	41

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Trade payables

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Product suppliers	2,616	3,606	10,732	13,437
Service suppliers	126	114	742	775
Rebates (note 17.1)	(320)	(540)	(475)	(890)
	2,422	3,180	10,999	13,322

17.1 Accounts receivable from vendors

Include bonuses obtained from suppliers, recorded as a reduction of trade payables, as agreed between the parties.

18.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for  2014, in note 18.

18.1.Debt breakdown

		Parent Company		Consolidated
	Average rate	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Current
Debentures
Debentures, net (note 18.4)		2,090	2,052	2,498	2,672

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.55 per year	82	82	86	89
BNDES (note 18.5)	3.68% per year	9	8	15	14
IBM	CDI(**) - 0.71% per year	-	-	35	34
Working capital	104.75% of CDI	188	481	243	753
Working capital	13.60% per year	219	213	2,745	2,953
Working capital	TR(***) + 9.98% per year	-	-	2	-
Finance lease (note 24)		26	25	34	34
Swap contracts (note 18.6)	102.00% of CDI	(13)	(12)	(13)	(12)
Borrowing cost		(2)	(2)	(2)	(3)
		509	795	3,145	3,862
Foreign currency
Working capital	USD + 1.38% per year	227	43	245	56
Swap contracts (note 18.6)	103.15% of CDI	(54)	5	(58)	4
		173	48	187	60
Total current		2,772	2,895	5,830	6,594

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.1.Debt breakdown – Continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Debentures
Debentures, net (note 18.4)		896	896	896	896

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.60 per year	62	82	61	82
BNDES (note 18.5)	3.01% per year	14	14	64	57
IBM	CDI(**) - 0.71% per year	-	-	64	74
Working capital	13.74% per year	-	-	113	136
Working capital	107.08% of CDI	889	874	1,025	1,006
Working capital	TR(***) + 9.88 per year	-	-	75	21
Finance lease	(note 24)	125	131	222	229
Borrowing cost		(4)	(5)	(7)	(6)
		1,086	1,096	1,617	1,599
Foreign currency
Working capital (i)	USD + 1.79% per year	897	669	1,208	669
Swap contracts (note 18.6)	102.26% of CDI	(169)	(30)	(189)	(30)
		728	639	1,019	639
Total noncurrent		2,710	2,631	3,532	3,134

(*) Long-term interest rate - TJLP

(**) Interbank deposit certificate - CDI

(***) Benchmark reference rate - TR

18.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions	215	1,571
Accrued interest	136	245
Accrued swap	(178)	(211)
Mark-to-market	1	1
Monetary and exchange rate changes	199	236
Borrowing cost	1	1
Interest paid	(103)	(235)
Payments	(296)	(1,955)
Swap paid	(19)	(19)
At March 31, 2015	5,482	9,362

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2016	525	952
2017	1,014	1,194
2018	204	247
After 2019	974	1,150
Subtotal	2,717	3,543

Borrowing costs	(7)	(11)
Total	2,710	3,532

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.4.Debentures

				Date				Parent Company		Consolidated
	Type	Issue amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Parent Company
10th Issue – 1st series - GPA	No preference	800,000	80,000	12/29/11	6/29/15	108.5% of CDI	10,315	825	801	825	801
11th Issue – GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10,504	1,260	1,223	1,260	1,223
12th Issue – GPA	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	906	930	906	930

Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	1/30/12	7/30/15	CDI + 1%	10,200	-	-	408	420
1st Issue – 2nd Series – Via Varejo	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	-	-	200

Borrowing cost								(5)	(6)	(5)	(6)
Parent company/Consolidated – current and noncurrent								2,986	2,948	3,394	3,568
Current liabilities								2,090	2,052	2,498	2,672
Noncurrent liabilities								896	896	896	896

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.5 Guarantees

The Company signed promissory notes and letters of guarantee as collateral for borrowings and financing with BNDES.

18.6 Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal. The weighted average annual rate of CDI in 2015 was 11.26% (8.90% in 2014).

18.7 Credit facilities

The Company and subsidiaries entered into credit facility agreements in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for  2014, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,985	2,923	6,145	11,149
Trade receivables and other receivables	382	462	5,604	4,246
Related parties - assets (*)	355	398	333	313
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities (*)	(1,855)	(1,751)	(924)	(261)
Trade payables	(2,422)	(3,180)	(10,999)	(13,322)
Financing for purchase of assets	(35)	(88)	(41)	(106)
Acquisition of noncontrolling interest	-	-	(136)	(130)
Debentures	(2,986)	(2,948)	(3,394)	(3,568)
Borrowings and financing	(1,389)	(1,691)	(4,479)	(5,241)
Fair value through profit or loss
Borrowings and financing, including derivatives	(1,107)	(887)	(1,489)	(919)
Net exposure	(7,072)	(6,762)	(9,380)	(7,839)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.        Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)       Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the three-months period ended March 3, 2015.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Borrowings and financing	5,482	5,526	9,362	9,728
(-) Cash and cash equivalents	(1,985)	(2,923)	(6,145)	(11,149)
Net debt (cash)	3,497	2,603	3,217	(1,421)

Equity	10,766	10,580	14,717	14,482
Equity-net debt ratio	14,263	13,183	17,934	13,061
Net indebtedness ratio	0.32	0.25	0.22	(0.10)

(ii)      Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturitites of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at March 31, 2015 and December 31, 2014.

19.1.1.     Parent Company

	Parent Company
	Up to 1 Year		1 – 5 years		More than 5 years		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Borrowings and financing	772	867	2,183	2,006	9	8	2,964	2,881
Debentures	2,329	2,313	1,269	1,315	-	-	3,598	3,628
Derivatives	26	50	(94)	(38)	-	-	(68)	12
Finance lease	30	29	98	100	38	42	166	171
Trade payables	2,422	3,180	-	-	-	-	2,422	3,180
Total	5,579	6,439	3,456	3,383	47	50	9,082	9,872

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

19.1.2.     Consolidated

	Consolidated
	Up to 1 Year		1 – 5 years		More than 5 years		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Borrowings and financing	3,536	4,076	2,991	2,465	101	46	6,628	6,587
Debentures	2,755	2,964	1,269	1,315	-	-	4,024	4,279
Derivatives	57	50	(90)	(36)	7	1	(26)	15
Finance lease	48	48	173	174	92	101	313	323
Trade payables	10,999	13,322	-	-	-	-	10,999	13,322
Acquisition of noncontrolling interest	70	73	73	71	-	-	143	144
Total	17,465	20,533	4,416	3,989	200	148	22,081	24,670

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		3.31.2015	12.31.2014	3.31.2015	12.31.2014
Fair value hedge
Purpose of hedge (debt)		1,396	842	1,747	959

Long position (buy)			-		-
Prefixed rate	11.58% per year	205	151	294	234
US$ + fixed	1.79% per year	1,191	691	1,458	732
		1,396	842	1,752	966
Short position (sell)
	102.44% per year	(1,396)	(842)	(1,491)	(928)
Net hedge position		-	-	261	38

Realized and unrealized gains and losses on these contracts during the three-month period ended March 31, 2015 are recorded in financial income (expenses), net. and the balance payable at fair value is R$261 (R$38 as at December 31, 2014), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income for the period ended March 31, 2015 were a gain of R$208 (loss of R$25 as at March 31, 2014).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments

The Company discloses the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the scenarios mentioned.

For the probable scenario, the weighted average exchange rate was R$3.76 on the due date, and the weighted interest rate was 13.39% per year. The sources used are the same as those of the annual financial statements for 2014.

(i)       Fair value hedge (fixed rate)

			Market projection
Transactions	Risk	Balance at 3.31.2015	Scenario I	Scenario II	Scenario III

Debt at fixed rate		(294)	(460)	(460)	(460)
Swap (long position at fixed rate)		294	460	460	460
	Net effect	-	-	-	-

Swap (short position in CDI)	CDI increase	(281)	(542)	(676)	(858)

Total net effect (loss)			(261)	(395)	(577)

(ii)      Fair value hedge (exchange rate)

			Market projection
Transactions	Risk	Balance at 3.31.2015	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(1,453)	(1,799)	(2,249)	(2,698)
Swap (long position in US$)		1,458	1,809	2,261	2,713
	Net effect	5	10	12	15

Swap (short position in CDI)	CDI increase	(1,211)	(1,554)	(1,633)	(1,713)

Estimated financial liabilities		(1,206)	(1,544)	(1,621)	(1,698)

Total net effect (loss)			(338)	(415)	(492)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments - Continued

(iii)     Other financial instruments

			Market projection
Transactions	Risk (CDI increase)	Balance at 3.31.2015	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,260)	(1,444)	(1,486)	(1,529)
Debentures	107.83% of CDI	(1,731)	(1,981)	(2,044)	(2,106)
Debentures - Via Varejo	CDI + 1%	(408)	(467)	(481)	(495)
Bank loans - CBD	106.7% of CDI	(1,078)	(1,232)	(1,270)	(1,309)
Leases	100.09% of CDI	(202)	(230)	(236)	(243)
Leases	95% of CDI	(24)	(27)	(27)	(28)
Bank loans- Via Varejo	CDI - 0.71%	(102)	(115)	(118)	(121)
Bank loans - Barcelona	106.92 % of CDI	(191)	(219)	(226)	(232)
Total borrowings and financing exposure		(4,996)	(5,715)	(5,888)	(6,063)

Cash and cash equivalents (*)	100.73% of CDI (*)	5,185	5,886	6,059	6,234
Net exposure		189	171	171	171
Total net effect – gain (loss)			(18)	(18)	(18)
(*) weighted average

19.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 3.31.2015	Fair value at 3.31.2015	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	276	276	(Level 2)
Interest rate swaps	13	13	(Level 2)
Borrowings and financing (fair value)	(1,778)	(1,778)	(Level 2)

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(7,873)	(7,910)	(Level 2)
Total	(9,362)	(9,399)

There were no changes between the fair value measurements levels in the three-month period ended March 31, 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

•         Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Exchange swaps
registered with Cetip(*)
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	58	16	54	11
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	42	14	40	11
	Citibank	US$ 16	10/14/2014	10/14/2015	12	3	12	2
	Mizuho	US$ 50	10/31/2014	10/31/2017	36	8	32	4
	Citibank	US$ 85	11/21/2014	11/21/2016	50	3	44	(4)
	Citibank	US$ 5	10/14/2014	10/14/2015	4	1	4	1
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	42	-	39	-
	Citibank	US$ 5	1/28/2015	1/28/2016	3	-	3	-
	HSBC	US$ 100	2/25/2015	11/25/2016	31	-	20	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)
	Banco do Brasil	R$ 130	6/28/2010	6/2/2015	13	13	13	12
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	-	1	-	1
					291	59	261	38

(*) Clearinghouse for the Custody and Financial Settlement of Securities

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

20.   Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2014, in note 20.

20.1.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

PIS and COFINS	10	31	316	360
Provision for income tax and social contribution	20	48	49	161
ICMS	14	23	102	153
Others	3	6	109	118
	47	108	576	792

	Parent Company		Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014

Taxes payable in installments - Law 11,941/09	675	680	675	680
INSS	-	-	-	-
Others	10	12	10	12
	685	692	685	692

Current	123	183	652	867
Noncurrent	609	617	609	617

20.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

In	Parent Company	Consolidated

2017	56	56
2018	75	75
2019	72	72
2020	72	72
After 2021	334	334
	609	609

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2014, in note 21.

21.1.        Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

Profit before income tax and social contribution	208	290	405	493
Income tax and social contribution at the nominal rate	(52)	(73)	(118)	(148)
of 25% for the Company and 34% for its subsidiaries Reversal of provision for non-realization of deferred income tax		-	(27)	-
Tax penalties	(2)	(1)	(2)	(1)
Share of profit of subsidiaries and associates	37	31	8	6
Other permanent differences (nondeductible)	1	(3)	(14)	(12)
Effective income tax and social contribution	(16)	(46)	(153)	(155)

Income tax and social contribution for the period:
Current	-	(44)	(96)	(121)
Deferred	(16)	(2)	(57)	(34)
Deferred income tax and social contribution expense	(16)	(46)	(153)	(155)
Effective rate	7.69%	15.86%	37.78%	31.44%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

21.2.        Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Tax losses	39	-	418	354
Provision for risks	167	156	358	346
Provision for derivative transactions taxed on a cash basis	(54)	(5)	(58)	(10)
Estimated loss on doubtful accounts	3	1	92	94
Provision for current expenses	3	3	42	63
Goodwill tax amortization	4	16	(487)	(469)
Present value adjustment	1	1	(5)	(6)
Lease adjustment	8	8	(103)	(95)
Mark-to-market adjustment	(1)	(2)	(2)	(2)
Fair value of assets acquired in business combination	-	-	(800)	(790)
Technological innovation – future realization	(20)	(21)	(20)	(21)
Depreciation of fixed assets as per tax rates	(121)	(114)	(132)	(124)
Others	10	13	21	18
Deferred income tax and social contribution	39	56	(676)	(642)

Noncurrent assets	39	56	505	491
Noncurrent liabilities	-	-	(1,181)	(1,133)
Deferred income tax and social contribution	39	56	(676)	(642)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution – Continued

21.2.Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated

2017	6	409
2018	17	183
2019	16	126
2020	-	(7)
2021	-	(206)
	39	505

21.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
At the beginning of the period	56	121	(642)	(110)
Expense for the period	(16)	(68)	(57)	(222)
Corporate restructuring	-	-	-	41
Exchange rate changes	-	-	11	4
Payment of installments and other tax obligations	-	-	-	(379)
Others	(1)	3	12	24
At the end of the period	39	56	(676)	(642)

22.  Acquisition of companies

The detailed information on acquisition of companies was presented in the annual financial statements for 2014, in note 22.

	Consolidated
	3.31.2015	12.31.2014

Acquisition of interest in Assaí	6	6
Acquisition of interest in Sendas	130	124
	136	130

Current liabilities	75	73
Noncurrent liabilities	61	57

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

23.1.Parent Company

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	40	190	168	85	483

Additions	-	1	5	7	13
Payments	-	-	(4)	(1)	(5)
Reversals	-	(10)	-	(13)	(23)
Inflation adjustment	1	6	4	5	16

Balance at March 31, 2015	41	187	173	83	484

23.2.Consolidated

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	79	510	521	234	1,344

Additions	3	4	52	66	125
Payments	-	-	(39)	(27)	(66)
Reversals	-	(11)	(7)	(55)	(73)
Inflation adjustment	2	8	14	14	38
Exchange rates changes	-	2	-	-	2
Balance at March 31, 2015	84	513	541	232	1,370

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an  adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions. The amount accrued as at March 31, 2015 is R$ 77 (R$ 72 as at December 31, 2014).

Tax and others

Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighthing Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; and (v) other less relevant issues.

The amount accrued for these matters as at March 31, 2015 is R$111 (R$108 as at December 31, 2014).

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 143 as at March 31, 2015 (R$147 as at December 31, 2014) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at March 31, 2015 is R$51 (R$48 as at December 31, 2014).

The Company also recorded a provision for contingent tax liabilities related to the equity interest of Cdiscount S.A., as required by CPC 15 (IFRS 3). As at March 31, 2015, the contingent tax liabilities amount to R$21 (R$20 as at December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.3.Tax – Continued

Others

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at March 31, 2015, the recorded amount related to contingent tax liabilities is R$88 (R$87 as at December 31, 2014). .

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Contingency Bartira

In line with the business combination of Bartira in 2013 (details are provided in note 15 to the 2013 financial statements), contingent tax liabilities were assessed at fair value, as required by CPC 15 (IFRS 3R), the assessment of which differs from CPC 25 (IAS 37), the standard used for the assessment of other contingencies. The main matter refers to possible failure in supporting documentation of transactions, totaling R$106 in income tax, social contribution, PIS, COFINS and ICMS, and total contingent liabilities amount to R$118 (tax R$106 and labor R$12).

REFIS (tax debt refinancing program)

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.

23.4.Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2015, the Company recorded a provision amount of R$541 (R$521 as at December 31, 2014) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor lawsuits are indexed to the benchmark interest rate (“TR”), 0.23% as at March 31, 2015 (0.86% as at December 31, 2014) plus monthly interest of 1%.

23.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.5.Civil and others – Continued

Among these lawsuits, we point out the following:

•      The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at March 31, 2015, the amount accrued for these lawsuits is R$45 (R$55 as at December 31, 2014), for which there are no escrow deposits.

•The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$88 as at March 31, 2015 (R$86 as at December 31, 2014).

Total civil lawsuits and others as at March 31, 2015 amount to R$232 (R$234 as at December 31, 2014).

23.6.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$9,485 as at March 31, 2015 (R$8,552 as at December 31, 2014), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$389 as at March 31, 2015 (R$318 as at December 31, 2014). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income,  ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$ 1,404 as at March 31, 2015 (R$1,368 as at December 31, 2014).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders Casino and Abilio Diniz in relation to years 2007-2011. The amount involved (and included in the paragraph above) is R$ 711 as at March 31, 2015 (R$ 692 as at December 31, 2014), partly classified as possible loss and partly classified as remote loss.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.6.Other non-accrued contingent liabilities – Continued

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,439 as at March 31, 2015 (R$921 as at December 31, 2014).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Departmetn registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (viii) among other matters. The total amount of these assessments is R$5,343 as at March 31, 2015 (R$5,087 as at December 31, 2014), which await a final decision at the administrative and court levels.

•          Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations and sundry taxes, in the amount of R$383 as at March 31, 2015 (R$353 as at December 31, 2014), which await decision at the administrative and court levels.

•          Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$527 as at March 31, 2015 (R$505 as at December 31, 2014).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at March 31, 2015 the estimated amount, in case of success in all lawsuits, is approximately R$142 (R$122 as at December 31,2014).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.7.Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow  deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in assets.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Tax	66	61	171	163
Labor	335	332	630	618
Civil and others	29	27	79	76
Total	430	420	880	857

23.8.Guarantees given to support lawsuits

Lawsuits	Real estate	Equipment	Letter of guarantee	Total

Tax	846	-	6,509	7,355
Labor	7	3	54	64
Civil and others	-	1	1,203	1,204
Total	853	4	7,766	8,623

The cost of guarantees is approximately 0.81% per year of the amount of the lawsuits and is recorded as expense.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions

24.1.     Operating lease

(i)        Non-cancelable minimum payments

Consolidated
3.31.2015

Minimum rental payment:
Up to 1 year	20
1 to 5 years	80
Over 5 years	62
162

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 5 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that GPA management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on the agreement termination date

The Company analized and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due  as a termination fee, which can vary from one to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	3.31.2015	3.31.2015
Minimum rental payments
Minimum payments on the termination date	248	713
Total	248	713

(iii)       Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the period:	3.31.2015	3.31.2014	3.31.2015	3.31.2014
Contingent payments	89	91	164	135
Noncontingent payments	43	35	254	213
Subleases (*)	(28)	(37)	(37)	(48)

(*) Refers to lease agreements receivable from commercial shopping malls.

(iv)      Clauses with renewal or adjustment option

The lease term varies between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements are periodically adjusted based on inflation indices.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions – Continued

24.2.  Finance lease

Finance lease agreements amounted to R$313 as at March 31, 2015 (R$323 as at December 31, 2014), as shown Iin the table below:

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Finance lease liability –minimum rental payments:
Up to 1 year	26	25	34	34
1 - 5 years	82	87	130	133
Over 5 years	43	44	92	96
Present value of finance lease agreements	151	156	256	263

Future finance charges	15	15	57	60
Gross amount of finance lease agreements	166	171	313	323

25.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Additional or extended warranties	31	48	820	859
Bradesco agreement	-	-	23	25
Barter agreement	-	-	82	70
Investment in media	26	21	51	48
Back lights	-	-	20	28
Spread BCA - Customers base exclusivity (5 years)	-	-	9	10
Tax credit research	-	-	2	2
Others	-	-	6	6
	57	69	1,013	1,048

Current	26	4	236	214
Noncurrent	31	65	777	834

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for  2014, in note 26.

26.1.Capital stock

The subscribed and paid-up capital as at March 31, 2015  is represented by 265,315 (265,283 as at December 31, 2014) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at March 31,2015 (99,680 as at December 31, 2014) and 165,635 in thousands of preferred shares as at March 31, 2015 (165,603 as at December 31, 2014).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 12,2015 and March 20, 2015, the capital was increased by R$1 through  the issue of 32(in thousands of shares) preferred shares.

26.2.Stock option plan for preferred shares

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at March 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(336)	(33)	157
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(336)	(33)	157
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(144)	(29)	185
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(144)	(29)	185
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(7)	(40)	192
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(8)	(40)	191
						2,844	(1,539)	(232)	1,073

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.  Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

Below is the maximum percentage of dilution to which current shareholders will be subject in case stock options granted are exercised up to 2015:

	3.31.2015	12.31.2014

Number of shares	265,315	265,283
Balance of effective stock options granted	1,073	1,128
Maximum percentage of dilution	0.40%	0.43%

The fair value of each option granted is estimated at the granting date using the “Black&Scholes” pricing model, taking into account the following assumptions for series B1 and C1: (a) expected dividends of 0.96%, (b) expected volatility of approximately 22.09% and (c) the risk-free weighted average interest rate of 11.70%. The expected remaining average life of the series outstanding as at March 31, 2015 was 1.28 year (1.52 year as at December 31, 2014).

The weighted average fair value of options granted as at March 31, 2015 was R$69.67 (R$69.71 as at December 31, 2014).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2014
Granted during the year	477	41.61
Canceled during the year	(99)	39.92
Exercised during the year	(830)	32.76
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

At March 31, 2015
Granted during the period		41.61
Canceled during the period	(23)	40.31
Exercised during the period	(32)	37.25
Outstanding at the end of the period	1,073	38.15	1.29	61,141
Total to be exercised at March 31, 2015	1,073	38.15	1.29	61,141

As at March 31, 2015 there were options to be exercised in Series A5.

The amounts recorded in the statement of income, Parent Company and Consolidated, as at March 31, 2015 were R$4 (R$18 as at March 31, 2014).

26.3.Cumulative other comprehensive income

Refers to the cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of GPA in subsidiary  CDiscount. The effect in the Parent Company was R$6 and R$10 for non-controlling interests.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

27.    Net sales of goods and/or services

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014
Gross sales
Goods	6,010	5,910	18,887	16,420
Services rendered	63	31	534	373
Financial services	-	-	365	343
Sales returns and cancelations	(104)	(94)	(586)	(499)
	5,969	5,847	19,200	16,637
Taxes	(455)	(447)	(1,963)	(1,628)
		-		-
Net sales	5,514	5,400	17,237	15,009

28.    Expenses by nature

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

Cost of inventories	(4,072)	(3,973)	(13,105)	(11,261)
Personnel expenses	(556)	(522)	(1,463)	(1,252)
Outsourced services	(71)	(81)	(894)	(704)
Functional expenses	(303)	(260)	(454)	(397)
Selling expenses	(91)	(92)	(222)	(141)
Other expenses	(51)	(33)	(142)	(225)
	(5,144)	(4,961)	(16,280)	(13,980)

Cost of goods and/or services sold	(4,072)	(3,973)	(13,105)	(11,261)
Selling expenses	(943)	(852)	(2,716)	(2,372)
General and administrative expenses	(129)	(136)	(459)	(347)
	(5,144)	(4,961)	(16,280)	(13,980)

29.    Other operating income (expenses), net

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

Loss (gain) on disposal of fixed assets	(3)	(1)	(15)	(1)
Integration/restructuring expenses	(9)	(25)	(24)	(25)
Indemnified amounts	(22)	(4)	(22)	(4)
Others	8	(1)	(7)	2
	(26)	(31)	(68)	(28)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

30.    Financial income (expenses), net

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014
Financial expenses:
Cost of debt	(159)	(114)	(287)	(236)
Cost of sales of receivables	(15)	(25)	(91)	(183)
Monetary loss	(34)	(35)	(60)	(59)
Other financial expenses	(32)	(22)	(59)	(40)
Total financial expenses	(240)	(196)	(497)	(518)

Financial income:
Income from cash and cash equivalents	31	31	105	110
Monetary gain	40	29	87	67
Other financial income	1	1	24	2
Total financial income	72	61	216	179

Total	(168)	(135)	(281)	(339)

The hedge effects in the three-month periods ended March 31, 2015 and  2014 are disclosed in Note 19(a).

31.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2014, in note 31.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	3.31.2015			3.31.2014
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Net income allocated	124	68	192	157	87	244
Net income allocated available to holders of common and preferred shares	124	68	192	157	87	244

Basic denominator (millions of shares)
Weighted average number of shares	165	100	265	165	100	265

Basic earnings per millions shares (R$)	0.74955	0.68141		0.95435	0.86759

Diluted numerator
Net income allocated available to holders of common and preferred shares	124	68	192	157	87	244
	124	68	192	157	87	244

Diluted denominator
Weighted average number of shares (in millions).	165	100	265	165	100	265
Diluted weighted average number of shares (in millions)	165	100	265	165	100	265
Diluted earnings per millions shares (R$)	0.74765	0.68099		0.95202	0.86751

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Benefit plan

32.1.Pension plan

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
2015
Discount rate	3.90%
Expected rate of future salary increase	3.00%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

Cdiscount
2015
At December 31, 2014	7
Cost for the period	1
At March 31, 2015	8

32.2.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the three-month period ended March 31, 2015 is R$1 (R$1 as at March 31, 2014), and employees contribution is R$1(R$1 as at December 31, 2014). The plan had 904 participants as at March 31, 2015 (1,013 as at March 31, 2014).

33.    Insurance coverage

The insurance coverage as at March 31, 2015 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property and equipment and inventories	Assigning profit	8,603	22,080
Profit	Loss of profits	4,507	8,628
Cars and others (*)	Damages	409	620

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$362.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information

The information on segments was presented in the annual financial statements for 2014, in note 34.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini-mercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at March 31 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations(*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net sales	6,605	6,428	2,312	1,831	5,388	5,448	2,950	1,308	17,255	15,015	(18)	(6)	17,237	15,009
Gross profit	1,786	1,725	314	243	1,778	1,677	254	105	4,132	3,750	-	(2)	4,132	3,748
Depreciation and amortization	(143)	(136)	(22)	(18)	(42)	(34)	(24)	(3)	(231)	(191)	-	-	(231)	(191)
Share of profit of subsidiaries and associates	21	15	-	-	7	7	-	-	28	22	-	-	28	22
Operating profit	284	334	46	34	491	450	(135)	14	686	832	-	-	686	832
Financial expenses	(253)	(217)	(24)	(17)	(154)	(241)	(74)	(53)	(505)	(528)	8	10	(497)	(518)
Financial income	103	97	3	5	66	81	52	6	224	189	(8)	(10)	216	179
Profit(loss) before income tax and social contribution	134	214	25	22	403	290	(157)	(33)	405	493	-	-	405	493
Income tax and social contribution	(32)	(57)	(9)	(8)	(134)	(101)	22	11	(153)	(155)	-	-	(153)	(155)
Net income for the period	102	157	16	14	269	189	(135)	(22)	252	338	-	-	252	338
														-
Current assets	6,916	8,062	1,465	1,709	9,125	10,366	3,888	4,092	21,394	24,229	(97)	(96)	21,297	24,133
Noncurrent assets	13,894	13,691	1,553	1,492	5,402	5,283	1,627	1,506	22,476	21,972	(646)	(605)	21,830	21,367
Current liabilities	6,853	8,026	1,274	1,832	8,407	9,716	5,036	4,973	21,570	24,547	(737)	(699)	20,833	23,848
Noncurrent liabilities	5,409	5,314	594	235	1,524	1,571	56	52	7,583	7,172	(6)	(2)	7,577	7,170
Shareholders’ equity	8,548	8,413	1,150	1,134	4,596	4,362	423	573	14,717	14,482	-	-	14,717	14,482

 (*)   The eliminations consist of intercompany balances.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce		Total		Eliminations (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net sales	6,605	6,428	2,312	1,831	5,388	5,448	1,607	1,308	1,343	-	17,255	15,015	(18)	(6)	17,237	15,009

Current assets	6,916	8,062	1,465	1,709	9,125	10,366	1,710	1,742	2,178	2,350	21,394	24,229	(97)	(96)	21,297	24,133
Noncurrent assets	13,894	13,691	1,553	1,492	5,402	5,283	895	851	732	655	22,476	21,972	(646)	(605)	21,830	21,367
Current liabilities	6,853	8,026	1,274	1,832	8,407	9,716	2,531	2,475	2,505	2,498	21,570	24,547	(737)	(699)	20,833	23,848
Noncurrent liabilities	5,409	5,314	594	235	1,524	1,571	18	17	38	35	7,583	7,172	(6)	(2)	7,577	7,170
Shareholders’ equity	8,548	8,413	1,150	1,134	4,596	4,362	56	101	367	472	14,717	14,482	-	-	14,717	14,482

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	3.31.2015	3.31.2014

Food	52.0%	54.9%
Nonfood	48.0%	45.1%
Total sales	100.0%	100.0%

As at March 31, 2015, capital expenditures were as follows:

	3.31.2015	3.31.2014

Food	368	200
Nonfood	148	76
Total capital expenditures	516	276

35.  Events after the reporting period

35.1.Dividends for  2014

At the Annual and Extraordinary Shareholders’ Meeting (AESM) held on April 24, 2015 the shareholders approved the payment of dividends for the ended December 31, 2014, totaling R$ 302, which includes advance dividends already proposed, corresponding to R$ 1.070505415  per common share and R$ 1.177555957 per preferred share.

Except for the quarterly advance payments made in 2014, the Company will pay within 60 days after the AESM date, April 24, 2015, the amount of R$ 194 corresponding to the remaining portion of the dividends for 2014. This amount corresponds to R$ 0.6889912644 per common share and R$ 0.7578903909 per preferred share. All holders of shares at the base date of April 24, 2015 will be entitled to dividends. As of April 25, 2015, the shares shall be negotiated “ex-rights” until the dividend payment date, to be announced later.

35.2.Anticipated dividends

The Board of Directors’ meeting held at May 7, 2015 approved the payment of anticipated dividends in the total amount of R$38, of which R$0.15 per preferred share and R$0.136365 per common share.

The dividends will be paid at May 28, 2015. All the shares shall be entitled to dividends on May 19, 2015 base date. As of May 19, 2015, the shares shall be negotiated “ex-rights” to the dividends payment date.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

35.  Events after the reporting period – Continued.

35.3.Capital stock

At the Board of Director’s meeting held at May 7, 2015 the capital was increased by R$ 12, by means of the issue of 347 thousands of preferred shares

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 3/31/2015 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.65%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.79%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
COFIDOL SAS *	-	0.00%	8,907,123	5.38%	8,907,123	3.36%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	155,514,844	93.89%	155,575,465	58.64%
TOTAL	99,679,851	100.00%	165,635,249	100.00%	265,315,100	100.00%
(*) Foreign Company

COMPANY’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 3/31/2015 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR*	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC*	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT*	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES LTDA			Shareholding at 3/31/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	85.62%	3,585,804,572	85.62%
GEANT INTERNATIONAL B.V.*	602,288,697	14.38%	602,288,697	14.38%
SPICE INVESTMENT 2000 S.A	1	0.00%	1	0.00%
TOTAL	4,188,093,270	100.00%	4,188,093,270	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 12/31/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	3,633,544,693	100.00%	3,633,544,693	100.00%
SPICE INVESTMENT 2000 S/A	1	0.00%	1	0.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SPICE INVESTMENT 2000 S/A			Shareholding at 03/31/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	998	99.70%	998	99.70%
Board of Directors	3	0.30%	3	0.30%
TOTAL	1,001	100.00%	1,001	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 03/31/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2015
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%		0.00%	99,619,230	37.55%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	18,029	0.01%	18,029	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	165,384,632	99.85%	165,445,253	62.36%

Total	99,679,851	100.00%	165,635,249	100.00%	265,315,100	100.00%

Outstanding Shares	60,621	0.06%	165,384,632	99.85%	165,445,253	62.36%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	4,887,818	2.96%	104,507,048	39.45%

Management
Board of Directors	-	0.00%	10	0.00%	10	0.00%
Board of Executive Officers	-	0.00%	135,604	0.08%	135,604	0.05%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	159,987,554	96.82%	160,048,175	60.41%

Total	99,679,851	100.00%	165,243,572	100.00%	264,923,423	100.00%

Outstanding Shares	60,621	0.06%	159,987,554	96.82%	160,048,175	60.41%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 11, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.